ARRANGEMENT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 3rd day of April 2012.

BETWEEN:

FIRST MAJESTIC SILVER CORP., a company existing under the laws of the Province of British Columbia

(hereinafter referred to as “First Majestic”)

AND:

SILVERMEX RESOURCES INC., a company existing under the laws of the Province of British Columbia

(hereinafter referred to as “Silvermex”)

                         THIS AGREEMENT WITNESSETH THAT in consideration of the respective covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each Party), the Parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                     Definitions. In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

“2008 Plan” means Silvermex’s stock option plan dated May 20, 2008;

“2010 Financial Statements” means the audited consolidated financial statements of Silvermex as at December 31, 2010, consisting of (a) the balance sheets as of December 31, 2010; (b) the statements of loss and comprehensive loss for the year ended December 31, 2010; (c) the statements of cash flows and shareholders’ equity for the year ended December 31, 2010; and (d) the notes thereto;

“2011 Financial Statements” means the audited consolidated financial statements of Silvermex as at December 31, 2011, consisting of (a) the statements of financial position as of December 31, 2011; (b) the statements of comprehensive loss for the year ended December 31, 2011; (c) the statements of cash flows and equity for the year ended December 31, 2011; and (d) the notes thereto;

“2011 Plan” means Silvermex’s stock option plan dated July 26, 2011;

“Acquisition Proposal” means any proposal or offer made by any Person, whether written or oral, other than First Majestic (or any affiliate of First Majestic or any Person acting in concert with First Majestic or any affiliate of First Majestic) with respect to:

(a)

the acquisition or purchase by any Person or group of Persons acting jointly or in concert of any capital stock or other voting securities, or securities convertible into or exerciseable or exchangeable for any capital stock or other voting securities of Silvermex or any of its subsidiaries representing 20% or more of the outstanding voting securities of Silvermex or such subsidiary, on a fully diluted basis;

(b)

the acquisition or purchase by any Person or group of Persons acting jointly or in concert of 20% or more of the consolidated assets of Silvermex and its subsidiaries, taken as a whole, or of assets which contribute 20% or more of the consolidated revenue or net income of Silvermex and its subsidiaries, taken as a whole, or any of Silvermex’s subsidiaries whose assets or revenues, individually or in the aggregate, represent 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue or net income of Silvermex and its subsidiaries, taken as a whole, (or any lease, license, joint venture or other arrangement having the same economic effect as an acquisition or purchase);

(c)	a merger, amalgamation, recapitalization, reorganization, joint venture or other business combination involving Silvermex or any of its affiliates;

(d)	any other extraordinary business transaction involving or otherwise relating to Silvermex or any of its affiliates; or

(e)

any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by this Agreement, or any public announcement of an intention to do any of the foregoing;

other than the Arrangement;

“affiliate” has the meaning ascribed thereto in the Business Corporations Act;

“Antitrust Clearance” means all applicable approvals or clearances shall have been received from the appropriate Governmental Entities and all applicable waiting periods shall have expired or been terminated or waived by the appropriate Governmental Entities relating to any Antitrust Filing identified in Exhibit C;

“Antitrust Filing” means a filing that must be made by either Party (or both Parties) to or with a Governmental Entity under any applicable antitrust, competition or similar Law of any jurisdiction applicable to the transactions contemplated by this Agreement as identified in Exhibit C;

“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act, on the terms set forth in the Plan of Arrangement, subject to any amendment or supplement thereto in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution approving the Arrangement, to be substantially in the form and content of Exhibit A, to be considered, and if deemed advisable, passed with or without variation, by the Silvermex Securityholders at the Silvermex Meeting;

“Business” means the business of Silvermex and the Silvermex Subsidiaries as it is currently conducted, including the exploration for and exploitation of minerals in Mexico;

“Business Corporations Act” means the Business Corporations Act (British Columbia), as amended;

“Business Day” means any day other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada;

“Change of Control Payments” means the payments described in Schedule 3.1.3 of the Silvermex Disclosure Letter;

“Confidentiality Agreement” means the confidentiality agreement entered into between the Parties dated July 13, 2011;

“Court” means the British Columbia Supreme Court;

“Debt Instrument” means any bond, debenture, mortgage, promissory note or other instrument evidencing indebtedness for borrowed money;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“EDGAR” means the Electronic Data Gathering and Retrieval System of the United States Securities and Exchange Commission;

“Effective Date” means the date the Arrangement completes, as determined in accordance with Section 2.11;

“Effective Time” means the time when the transactions contemplated herein will be deemed to have been completed, which shall be 12:01 a.m. on the Effective Date;

“Employee Benefits” means:

(a)

salaries, wages, bonuses, vacation entitlements, commissions, fees, stock option plans, stock purchase plans, incentive plans, deferred compensation plans, profit-sharing plans and other similar benefits, plans or arrangements;

(b)	insurance, health, welfare, drug, disability, pension, retirement, travel, hospitalization, medical, dental, legal counseling, eye care and other similar benefits, plans or arrangements; and

(c)

agreements or arrangements with any labour union or employee association, written or oral employment agreements or arrangements and agreements or arrangements for the retention of the services of independent contractors, consultants or advisors;

“Encumbrance” means any mortgage, charge, easement, encroachment, lien, adverse claim, assignment by way of security, security interest, servitude, pledge, hypothecation, conditional sale agreement, security agreement, title retention agreement, financing statement, option, right of pre-emption, right of first refusal or right of first offer, privilege, obligation to assign, license, sublicense trust, royalty, carried, working, participation or net profits interest or other third party interest or other encumbrance or any agreement, option, right or privilege capable of becoming any of the foregoing;

“Environmental Laws” means all applicable Laws relating to pollution or the protection and preservation of the environment, occupational health and safety, product safety, product liability or Hazardous Substances, including Laws relating to Releases or threatened Releases of Hazardous Substances into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources;

“Environmental Permits” includes all permits, licenses, authorizations or program participation requirements with or from any Governmental Entity under any Environmental Laws;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is abandoned or denied, as affirmed;

“First Majestic Information Record” means any annual information form, press release, material change report, information circular, financial statement, management's discussion and analysis or other document of First Majestic which has been publicly filed by it on SEDAR or EDGAR since January 1, 2010;

“First Majestic Shares” means the common shares in the authorized share structure of First Majestic;

“First Majestic Material Subsidiaries” means Corporacion First Majestic S.A. de C.V., First Majestic Plata S.A. de C.V., Minera El Pilon S.A. de C.V., Minera La Encantada S.A. de C.V. and Minera Real Bonanza S.A. de C.V.;

“GAAP” means, in relation to any financial year beginning on or before December 31, 2010, generally accepted accounting principles in Canada as then set out in the Canadian Institute Chartered Accountants Handbook, and, in relation to any financial year beginning after December 31, 2010, generally accepted accounting principles set out in the Canadian Institute for Chartered Accountants Handbook for an entity that prepares its financial statements in accordance with IFRS;

“Governmental Entity” means any

(a)	multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank or Tribunal;

(b)	any subdivision, agent, commission, board, or authority of any of the foregoing; or

(c)	any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Guarantee” means any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement or any like commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any Person;

“Hazardous Substance” means, collectively, any contaminant, toxic substance, dangerous goods, or pollutant or any other substance that when Released to the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health, including (i) any petroleum substances, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing polychlorinated biphenyls, and radon gas; (ii) any chemicals, materials or substances defined under Environmental Laws as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “restricted hazardous materials”, “extremely hazardous substances”, “toxic substances”, “contaminants” or “pollutants” or words of similar meaning and regulatory effect; or (iii) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any Environmental Law;

“IFRS” means International Financial Reporting Standards;

“Interested Person” means any present or former officer, director, shareholder, employee, consultant or advisor (excluding legal counsel, accountants and other third party professional advisors of Silvermex or any Silvermex Subsidiary in connection with this Agreement and the transactions contemplated herein) of or to Silvermex, any Silvermex Subsidiary or any Person with which Silvermex, any Silvermex Subsidiary or any of the foregoing does not deal at arm’s length within the meaning of the ITA (including a spouse, parent, child or sibling of any such Person);

“Interim Order” means the interim order of the Court made in connection with the process for obtaining shareholder approval of the Arrangement and related matters, as such order may be amended, supplemented or varied by the Court;

“ITA” means the Income Tax Act (Canada);

“Laws” means all statutes, regulations, statutory rules, regulatory instruments, principles of law, orders, published policies and guidelines, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Leased Property” means all the right, title and interest of Silvermex and the Silvermex Subsidiaries in and to the subject matter (whether realty or personally) of the Leases;

“Leases” means the real or personal property leases or subleases, or other rights of occupancy relating to real property, which Silvermex or any Silvermex Subsidiary is a party to or bound by or subject to, including those set forth and described in Schedule 3.1.19 of the Silvermex Disclosure Letter;

“Licenses” has the meaning set out in Section 3.1.30;

“Lock-up Agreements” means the lock-up agreements between First Majestic and each of the directors and officers of Silvermex and certain other Silvermex Securityholders entered into on or before the date hereof in connection with the Arrangement;

“Mailing Deadline” means, subject to Section 2.4(b), June 11, 2012 unless otherwise agreed by the Parties;

“Match Period” has the meaning ascribed to such term in Section 4.5;

“Material Adverse Change”, when used in connection with First Majestic or Silvermex, means any change, effect, development, event or occurrence either individually or in the aggregate which prevents, or individually or in the aggregate would reasonably be expected to prevent such Party from performing its material obligations under this Agreement in any material respect to a date beyond the Outside Date or any change, effect, event or occurrence that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, operations, condition, affairs, liabilities (contingent or otherwise), obligations (whether absolute, conditional or otherwise) or prospects of such Party and its subsidiaries taken as a whole, other than any change, effect, event or occurrence:

(a)	relating to the announcement of the execution of this Agreement or relating to the Arrangement or other transactions contemplated by this Agreement; or

(b)

relating to a decrease in the market price of such Party’s common shares on any stock exchange (it being understood that, if the cause or causes of any decrease, in and of itself or themselves, is otherwise a Material Adverse Change, then such decrease may be taken into consideration when determining whether a Material Adverse Change has occurred);

(c)	relating to the Canadian or international economy or securities markets in general;

(d)	affecting the worldwide silver mining industry in general;

(e)	relating to any effect resulting from an act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof) of any natural disaster;

(f)

relating to any generally applicable change in applicable Laws (other than orders, judgments or decrees against a Party or a subsidiary of a Party) or in GAAP, in each case, to the extent necessary; or

(g)	relating to any action taken by First Majestic or Silvermex that is required or contemplated by this Agreement;

provided, however, that the effect referred to clauses (c), (d), (e) or (f) above does not primarily relate to (or have the effect of primarily relating to) the Party or the Party’s subsidiaries, taken as a whole, or disproportionately adversely affect the Party and the Party’s subsidiaries, taken as a whole, compared with other companies of a similar size operating in the industry in which that Party and that Party’s subsidiaries operate;

“Material Adverse Effect”, when used in connection with First Majestic or Silvermex, means any matter or action that has an effect that is, or would reasonably be expected to cause a Material Adverse Change with respect to such party and its subsidiaries taken as a whole, and “Materially Adversely Affected” shall have a corresponding meaning;

“Material Agreements” means, in the case of Silvermex, the Leases and the agreements, indentures, contracts, leases, licenses, options, instruments and other commitments set forth in Schedule 3.1.23 of the Silvermex Disclosure Letter, and in the case of First Majestic, the material agreements, indentures, contracts, leases, licenses, options, instruments and other commitments to which it is a party, referred to in the First Majestic Information Record;

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act;Registration

“Meeting Deadline” means, subject to terms of this Agreement, July 3, 2012 unless otherwise agreed by the Parties;

“Mineral Rights” means all rights, whether contractual or otherwise, for the exploration for or exploitation or extraction of mineral resources and reserves together with surface rights, water rights, royalty interests, fee interests, joint venture interests and other leases, rights of way and enurements related to any such rights;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“NI 43-101” means National Instrument 43-101- Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NYSE” means the New York Stock Exchange;

“Outside Date” means, subject to Section 2.4(b), July 31, 2012 or such later date as may be agreed upon by the Parties;

“Parties” means First Majestic and Silvermex and “Party” means either one of them;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Exhibit B hereto and any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Pre-Effective Date Period” means the period from and including the date hereof to and including the earlier of the Effective Time and the date of termination of this Agreement pursuant to Article 6;

“Registration Statement” means the registration statement of Silvermex on Form 40F filed with the SEC on March 30, 2012;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of a notice without an objection being made) of Governmental Entities and other regulators required in connection with the consummation of the Arrangement or any of the transactions contemplated hereby, including, if applicable, any Antitrust Clearance;

“Release” means any release, spill, emission, discharge, leaking, pumping, dumping, escape, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment (including, ambient air, surface water, ground water, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, ground water or property;

“Replacement Warrant” has the meaning ascribed thereto in the Plan of Arrangement;

“Representatives” has the meaning set out in Section 4.6;

“Section 3(a)(10) Exemption” has the meaning set out in Section 2.9;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means the securities legislation of each of the provinces and territories of Canada, the policies and instruments of the Canadian Securities Administrators, the policies and regulations of any stock exchange on which the applicable Party’s securities are listed and posted for trading, the U.S. Securities Act and the U.S. Exchange Act and all other applicable state, federal and provincial securities Laws, rules, regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Disclosure Analysis and Retrieval;

“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of February 23, 2010 between Silvermex and Computershare Investor Services Inc., as rights agent;

“Silvermex Board” means the board of directors of Silvermex;

“Silvermex Circular” means the notice of the Silvermex Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto, to be sent to the Silvermex Securityholders in connection with the Silvermex Meeting;

“Silvermex Datasite Information” means the documents made available to First Majestic in the electronic data site available at https://ams-legal.net/vdr/default.asp> as in effect at 12:00 p.m. on March 30, 2012, an index of which is contained in the Silvermex Disclosure Letter;

“Silvermex Disclosure Letter” means the disclosure letter executed by Silvermex and delivered to, and acknowledged and accepted by, First Majestic prior to the execution of this Agreement;

“Silvermex Information Record” means any annual information form, press release, material change report, information circular, financial statement, management's discussion and analysis or other document of Silvermex or Silver One Mining Corporation which has been publicly filed by Silvermex or Silver One Mining Corporation on SEDAR or EDGAR since January 1, 2010;

“Silvermex Meeting” means the special meeting of Silvermex Securityholders including any adjournment or adjournments thereof, to be called to consider the Arrangement;

“Silvermex Option” means an option to purchase Silvermex Shares;

“Silvermex Optionholder” means a holder of Silvermex Options;

“Silvermex Option Plans” means, together, the 2008 Plan and the 2011 Plan;

“Silvermex Securities” means, together, the Silvermex Shares, the Silvermex Options and the Silvermex Warrants;

“Silvermex Securityholders” means, together, the Silvermex Shareholders, Silvermex Optionholders and Silvermex Warrantholders;

“Silvermex Share” means a common share in the authorized share capital of Silvermex;

“Silvermex Shareholder” means a holder of Silvermex Shares;

“Silvermex Subsidiaries” means, collectively, Silver One Mining Corporation, La Guitarra Compania Minera, S.A. de C.V., Servicios para la Industria Minera S.A. de C.V., Minera La Rastra S.A. de C.V. , Minera Terra Plata S.A. de C.V. and Rule Nevada Inc.;

“Silvermex Warrant” means a common share purchase warrant of Silvermex;

“Silvermex Warrantholder” means a holder of Silvermex Warrants;

“Special Committee” means the special committee of the board of directors of Silvermex;

“subsidiary” has the meaning ascribed thereto in the Business Corporations Act and includes, for greater certainty, an indirect subsidiary;

“Superior Proposal” means an unsolicited bona fide written offer made by a third party to Silvermex to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, or similar transaction, all of the Silvermex Shares or all or substantially all of the assets of Silvermex which did not result from a breach of Section 4.4 and that:

(a)

is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been obtained or demonstrated to the satisfaction of the Silvermex Board acting in good faith (after receipt of advice from its financial advisors and outside legal counsel) to be reasonably likely to be obtained without undue delay;

(b)	is not subject to a due diligence condition and/or access condition;

(c)	is made available to all Silvermex Securityholders of each class on the same terms and conditions; and

(d)	in the good faith determination of the Silvermex Board, after consultation with financial advisors and outside legal counsel:

	(i)	is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal;

	(ii)	the failure to recommend such Acquisition Proposal to the Silvermex Securityholders would be inconsistent with its fiduciary duties; and

(iii)

would, if consummated and taking into account all of the terms and conditions of such Acquisition Proposal (but not assuming away the risk of non-completion), result in a transaction more favourable to the Silvermex Securityholders from a financial point of view than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by First Majestic pursuant to Section 4.5);

“Tax Returns” means all returns, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

“Taxes” means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, production taxes, severance taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Termination Payment” means an amount equal to $6,140,000 payable by Silvermex to First Majestic in certain circumstances in accordance with Section 6.3;

“Third Party Expenses” means all legal, accounting, financial advisory, investment banking, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby;

“Tribunal” means:

(a)	any court (including a court of equity);

(b)	any federal, provincial, state, county, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality;

(c)	any securities commission, stock exchange or other regulatory or self-regulatory body;

(d)	any board of trade, chamber of commerce or other business or professional organization or association;

(e)	any arbitrator or arbitration tribunal; and

(f)	any other tribunal;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.2                     Interpretation Not Affected by Headings, etc. The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to a “Section” followed by a number and/or a letter refer to the specified section of this Agreement, and all references in this Agreement to an Exhibit followed by a letter refer to the specified Exhibit to this Agreement. Unless otherwise indicated, the terms “this Agreement”, “hereof”, “herein”, “hereunder” and “hereby” and similar expressions refer to this Agreement (including the Exhibits hereto), as amended or supplemented from time to time pursuant to the applicable provisions hereof, and not to any particular section or other portion hereof.

1.3                     Currency. Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.4                     Number, etc. Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5                     Date For Any Action. In the event that any date on which any action is required to be taken hereunder by any of the Parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6                     Entire Agreement. This Agreement and the agreements and other documents referred to herein constitute the entire agreement between the Parties with respect to the Arrangement and other transactions contemplated hereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect thereto, other than the Confidentiality Agreement.

1.7                     Accounting Matters. Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with GAAP and past practice.

1.8                     Construction. In this Agreement, unless otherwise indicated:

(a)

the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)

a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)

the phrase “ordinary course of business”, or any variation thereof, of any Person refers to the business of such Person, carried on in the regular and ordinary course consistent with past practice, including commercially reasonable and businesslike actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted;

(d)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning; and

(e)	time is of the essence.

1.9                     Knowledge. In this Agreement, the phrase “to the knowledge of” any Person, “to the best knowledge of” any Person, “known to” any Person, “of which it is aware” or any similar phrase means, unless otherwise indicated, (i) with respect to any Person who is an individual, the actual knowledge of such Person, and (ii) with respect to any Person who is not an individual, the actual knowledge of the senior officers and directors of such Person after reasonable enquiry, and to the extent that such reasonable enquiry was not conducted, includes the knowledge that a reasonable Person would have had if such reasonable enquiry had been conducted.

1.10                   Exhibits. The following Exhibits are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form an integral part hereof:

Exhibit A	—	Arrangement Resolution

Exhibit B	—	Plan of Arrangement

Exhibit C	—	Antitrust Filings

ARTICLE 2
THE ARRANGEMENT

2.1                     Arrangement. Silvermex and First Majestic agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2                     Interim Order. As soon as reasonably practicable following the execution of this Agreement, and in any event in sufficient time to hold the Silvermex Meeting in accordance with Section 2.3, Silvermex shall apply to the Court in a manner acceptable to First Majestic, acting reasonably, pursuant to the Business Corporations Act and prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Silvermex Meeting and for the manner in which such notice is to be provided;

(b)

that the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by the Silvermex Securityholders (voting together as a single class) present in person or by proxy at the Silvermex Meeting, such that each Silvermex Shareholder is entitled to one vote for each Silvermex Share held, each Silvermex Optionholder is entitled to one vote for each Silvermex Share issuable upon exercise of each Silvermex Option held and each Silvermex Warrantholder is entitled to one vote for each Silvermex Share issuable upon exercise of each Silvermex Warrant held, together with, if required by MI 61-101, minority approval in accordance with MI 61-101;

(c)	that, in all other respects, the terms, restrictions and conditions of the articles of Silvermex, including quorum requirements and all other matters, shall apply in respect of the Silvermex Meeting;

(d)	for the grant of the Dissent Rights;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the Silvermex Meeting may be adjourned or postponed from time to time by the Silvermex Board, subject to the terms of this Agreement, without the need for additional approval of the Court;

(g)

that it is First Majestic’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the First Majestic Shares and Replacement Warrants to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and

(h)	for such other matters as First Majestic may reasonably require, subject to obtaining the prior consent of Silvermex, such consent not to be unreasonably withheld or delayed.

2.3                     Silvermex Meeting. Subject to the terms of this Agreement:

(a)

Silvermex agrees to convene and conduct the Silvermex Meeting in accordance with the Interim Order, Silvermex’s articles and applicable Law as soon as reasonably practicable, and in any event on or before the Meeting Deadline. Silvermex agrees that it shall, in consultation with First Majestic, fix and publish a record date for the purposes of determining the Silvermex Securityholders entitled to receive notice of and vote at the Silvermex Meeting in accordance with the Interim Order;

(b)

Subject to the terms of this Agreement, Silvermex shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Silvermex Meeting without First Majestic’s prior written consent;

(c)

Silvermex shall advise First Majestic as First Majestic may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the Silvermex Meeting, as to the aggregate tally of the proxies received by Silvermex in respect of the Arrangement Resolution;

(d)

Silvermex shall promptly advise First Majestic of any written notice of dissent or purported exercise by any Silvermex Shareholder of Dissent Rights received by Silvermex in relation to the Arrangement and any withdrawal of Dissent Rights received by Silvermex and any written communications sent by or on behalf of Silvermex to any Silvermex Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement;

(e)

Silvermex shall not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of First Majestic, acting reasonably; and

(f)	Silvermex shall provide notice to First Majestic of the Silvermex Meeting and shall allow representatives of First Majestic and its counsel to attend the Silvermex Meeting.

2.4                     Silvermex Circular.

(a)	As promptly as reasonably practicable following execution of this Agreement, and in any event prior to the close of business on the Mailing Deadline, Silvermex shall:

	(i)	prepare the Silvermex Circular together with any other documents required by applicable Laws in connection with the Silvermex Meeting;

	(ii)	file the Silvermex Circular in all jurisdictions where the same is required to be filed; and

	(iii)	mail the Silvermex Circular as required under applicable Laws and by the Interim Order.

(b)

In the event that Silvermex provides a notice to First Majestic regarding a possible Acquisition Proposal pursuant to this Agreement prior to the mailing of the Silvermex Circular, then unless the Parties agree otherwise, the Mailing Deadline will be extended until the date that is five Business Days following the earlier of either:

	(i)	written notification from Silvermex to First Majestic that the Silvermex Board has determined that the Acquisition Proposal is not a Superior Proposal; or

	(ii)	the date on which Silvermex and First Majestic enter into an amended agreement pursuant to Section 4.5 which results in the Acquisition Proposal in question not being a Superior Proposal.

In the event that the Mailing Deadline is so extended, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the Mailing Deadline has been extended.

(c)

Silvermex shall ensure that the Silvermex Circular is complete and accurate in all material respects, complies in all material respects with all applicable Laws and shall contain sufficient detail to permit the Silvermex Securityholders to form a reasoned judgment concerning the Arrangement Resolution to be considered at the Silvermex Meeting. Without limiting the generality of the foregoing, Silvermex shall ensure that the Silvermex Circular will not contain any misrepresentation concerning Silvermex, its affiliates or the Silvermex Securities. First Majestic acknowledges that Silvermex shall not be responsible for ensuring the completeness or accuracy of any information relating to First Majestic and its affiliates, including the First Majestic Shares.

(d)	Silvermex shall disclose in the Silvermex Circular:

(i)

that the Silvermex Board has received a fairness opinion from GMP Securities L.P. and the Special Committee has received a fairness opinion from Salman Partners Inc. that, subject to the scope of review, assumptions and limitations set out in such opinions, the consideration payable under the Arrangement is fair from a financial point of view to the Silvermex Shareholders (other than First Majestic and its affiliates);

	(ii)	the complete text of the fairness opinions referred to in Section 2.4(d)(i);

(iii)

that the Silvermex Board has determined, after receiving financial and legal advice and the recommendation of the Special Committee, that the Arrangement is fair to the Silvermex Securityholders (other than First Majestic and its affiliates) and in the best interests of Silvermex; and

	(iv)	that the Silvermex Board has decided to recommend that the Silvermex Securityholders vote in favour of the Arrangement Resolution.

(e)	Subject to the terms of this Agreement:

(i)

Silvermex shall solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by a Silvermex Securityholder, including, if so requested by First Majestic, using the services of dealers and proxy solicitation services selected by First Majestic and permitting First Majestic to otherwise assist Silvermex in such solicitation, and take all other actions that are reasonably necessary or desirable to seek the approval of the Arrangement by the Silvermex Securityholders;

	(ii)	the Silvermex Board shall recommend to the Silvermex Securityholders that they vote in favour of the Arrangement Resolution; and

(iii)

Silvermex shall include in the Silvermex Circular a statement that each director and executive officer of Silvermex intends to vote all of such Person’s Silvermex Securities in favour of the Arrangement Resolution, subject to the other terms of this Agreement.

(f)

First Majestic shall provide to Silvermex all information regarding First Majestic, its affiliates and the First Majestic Shares, including any pro forma financial statements prepared in accordance with GAAP and applicable Laws, as required by the Interim Order or applicable Laws for inclusion in the Silvermex Circular or in any amendments or supplements to such Silvermex Circular. First Majestic shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Silvermex Circular and to the identification in the Silvermex Circular of each such advisor. First Majestic shall ensure that such information is complete and accurate in all material respects, complies in all material respects with applicable Laws and, without limiting the generality of the foregoing, does not include any misrepresentation concerning First Majestic, its affiliates or the First Majestic Shares.

(g)

First Majestic and its legal counsel shall be given a reasonable opportunity to review and comment on the Silvermex Circular prior to the Silvermex Circular being printed or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by First Majestic and its legal counsel; provided, however, that all information relating solely to First Majestic, its affiliates and the First Majestic Shares included in the Silvermex Circular shall be in form and content satisfactory to First Majestic, acting reasonably. Silvermex shall provide First Majestic with final copies of the Silvermex Circular prior to mailing the Silvermex Circular to the Silvermex Securityholders.

(h)

Silvermex and First Majestic shall each promptly notify the other if, at any time before the Effective Date, either becomes aware that the Silvermex Circular contains a misrepresentation, or that an amendment or supplement to the Silvermex Circular is otherwise required and the Parties shall co-operate in the preparation of any amendment or supplement to the Silvermex Circular as required or appropriate, and Silvermex shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Silvermex Circular to the Silvermex Securityholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

2.5                     Final Order. If:

(a)	the Interim Order is obtained; and

(b)	the Arrangement Resolution is passed at the Silvermex Meeting as provided for in the Interim Order and as required by applicable Law,

subject to the terms of this Agreement, Silvermex shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order pursuant to the Business Corporations Act held as soon as reasonably practicable and, in any event, within three Business Days following the approval of the Arrangement Resolution at the Silvermex Meeting.

2.6                     Court Proceedings. Subject to the terms of this Agreement, First Majestic will cooperate with and assist Silvermex in seeking the Interim Order and the Final Order, including by providing Silvermex on a timely basis any information reasonably required to be supplied by First Majestic in connection therewith. Silvermex will provide legal counsel to First Majestic with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, Silvermex will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.6 or with First Majestic’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that nothing herein shall require First Majestic to agree or consent to any increase in consideration or other modification or amendment to such filed or served materials that expands or increases First Majestic’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. Silvermex shall also provide to First Majestic’s legal counsel on a timely basis copies of any notice of appearance or other Court documents served on Silvermex in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Silvermex indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Silvermex will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Silvermex will not object to legal counsel to First Majestic making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided, however, that Silvermex is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. Silvermex will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Silvermex is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, First Majestic.

2.7                     List of Shareholders. At the reasonable request of First Majestic from time to time, Silvermex shall provide First Majestic with a list (in both written and electronic form) of the registered Silvermex Shareholders, together with their addresses and respective holdings of Silvermex Shares, with a list of the names and addresses and holdings of all Persons having rights issued by Silvermex to acquire Silvermex Shares (including holders of Silvermex Options and Silvermex Warrants), a list of participants and book based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and a list of non-objecting beneficial owners of Silvermex Shares, together with their addresses and respective holdings of Silvermex Shares. Silvermex shall from time to time require that its registrar and transfer agent furnish First Majestic with such additional information, including updated or additional lists of Silvermex Shareholders and lists of holdings and other assistance as First Majestic may reasonably request in order to be able to communicate with respect to the Arrangement with the Silvermex Securityholders.

2.8                     Announcement and Securityholder Communications. First Majestic and Silvermex shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of each Party’s announcement to be approved by the other Party in advance, acting reasonably. First Majestic and Silvermex agree to co-operate in the preparation of presentations, if any, to the Silvermex Securityholders regarding the transactions contemplated by this Agreement and no Party shall issue any press release or otherwise make public announcements with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed) provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure, and if prior notice is not possible, to give such notice immediately following the making of such disclosure.

2.9                     Section 3(a)(10) Exemption. The Parties agree that the Arrangement will be carried out with the intention that all First Majestic Shares and Replacement Warrants issued under the Arrangement to the United States holders of Silvermex Shares and Silvermex Warrants will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the Silvermex Securityholders subject to the Arrangement;

(d)

the Court will have determined, prior to approving the Arrangement, that the terms and conditions of the exchanges of securities under the Arrangement are fair to the Silvermex Securityholders pursuant to the Arrangement;

(e)

the order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Silvermex Securityholders pursuant to the Arrangement;

(f)

Silvermex will ensure that each Person entitled to First Majestic Shares or Replacement Warrants pursuant to the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right; and

(g)

the Interim Order will specify that each Person entitled to First Majestic Shares or Replacement Warrants pursuant to the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time.

2.10                     United States Tax Matters. The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code and this Agreement is intended to be a "plan of reorganization" within the meaning of the Treasury Regulations promulgated under Section 368 of the United States Internal Revenue Code. Provided that the Arrangement meets the requirements of a reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code, each Party hereto agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code for all United States federal income tax purposes, and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the United States Treasury Regulations promulgated under Section 368 of the United States Internal Revenue Code, and to not take any position on any United States Tax Return or otherwise take any tax reporting position inconsistent with such treatment, unless otherwise required by applicable law. Notwithstanding the foregoing, First Majestic and Silvermex make no representation, warranty or covenant to any other party or to any Silvermex Securityholder regarding the United States tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code or as a tax deferred transaction for purposes of any United States state or local income tax Law.

2.11                     Effective Date Matters. The Effective Date shall be the date the Final Order is deposited at the registered office of Silvermex, which shall be (a) the date that is the earlier of: (i) the date that is three Business Days after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article 5 (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until immediately prior to the Effective Date); and (ii) the date that is the day prior to the Outside Date; provided that the conditions set forth in Article 5 have been satisfied or waived as of the such date; or (b) such date as mutually agreed in writing by the Parties. Subject to the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Time) set forth in Article 5, the Arrangement will, from and after the Effective Time, have all of the effects provided under applicable Laws.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                     Representations and Warranties of Silvermex. Except as disclosed in the Silvermex Disclosure Letter (which, except as expressly stated therein, shall make reference to the applicable section below in respect of which such qualification is being made), Silvermex hereby represents and warrants to and in favour of First Majestic as follows and acknowledges that First Majestic is relying on such representations and warranties in connection with the transactions herein contemplated:

3.1.1                  Incorporation and Organization. Silvermex and each of the Silvermex Subsidiaries is a corporation duly incorporated under the laws of its respective jurisdiction of incorporation (as more particularly set forth in Schedule 3.1.1 of the Silvermex Disclosure Letter), is validly subsisting, has full corporate and legal power and authority to own, lease and operate the properties currently owned, leased and operated by it and to conduct its business as currently conducted and is in good standing. Silvermex and each of the Silvermex Subsidiaries is duly qualified or licensed to do business and is in good standing as a foreign corporation or organization authorized to do business in all jurisdictions in which the character of the properties owned, leased or operated or the nature of the business conducted by it would make such qualification or licensing necessary. No proceedings have been instituted or are pending for the dissolution or liquidation of Silvermex or any Silvermex Subsidiary. True and complete copies of the constating documents of Silvermex and each Silvermex Subsidiary have been provided to First Majestic and no amendments to such constating documents have been authorized.

3.1.2                  Capitalization.

(a)

The authorized capital of Silvermex consists of an unlimited number of Silvermex Shares of which, as of the date hereof, 243,067,806 Silvermex Shares are issued and outstanding. No Silvermex Shares are held in treasury or authorized or reserved for issuance, other than upon the exercise of the Silvermex Warrants and the Silvermex Options that are set forth in Schedule 3.1.2 of the Silvermex Disclosure Letter. Parties to the Lock-up Agreements are the beneficial holders of, in the aggregate, 30,612,442 Silvermex Shares (representing not less than 12.59% of the aggregate number of Silvermex Shares outstanding as of the date of this Agreement). All outstanding Silvermex Shares have been duly authorized and are validly issued, are fully paid and non-assessable and were issued in compliance with the articles of Silvermex and all applicable Laws. There are, and have been, no preemptive rights relating to the allotment or issuance of any of the issued and outstanding Silvermex Shares. As of the date hereof, all Silvermex Options and all Silvermex Warrants outstanding are disclosed in Schedule 3.1.2 of the Silvermex Disclosure Letter, no Person other than First Majestic under this Agreement has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares or any other securities of Silvermex or the purchase or other acquisition from Silvermex of any of its undertakings, business or assets.

(b)

There are no outstanding bonds, debentures or other evidences of indebtedness of Silvermex having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the Silvermex Shares on any matter.

(c)	Silvermex has not, since the date of its incorporation, declared or paid any dividends or made any other distributions (in either case, in stock or property) on any of its shares.

3.1.3                   Authority and No Violation.

(a)

Silvermex has all requisite corporate power and authority to enter into this Agreement and the documents required to be executed by it in connection with the transactions contemplated herein, to perform its obligations hereunder and, subject to obtaining the approval of the holders of Silvermex Shares and the Court as contemplated by Article 2, to consummate the Arrangement and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement and such other documents by Silvermex and the consummation by Silvermex of the transactions contemplated by this Agreement (including the Arrangement) and such other documents have been duly authorized by the Silvermex Board and no other corporate proceedings on their part are necessary to authorize this Agreement or the transactions contemplated hereby, other than:

	(i)	with respect to the Silvermex Circular and other matters relating solely thereto, including the implementation of the Arrangement, the approval of the Silvermex Board; and

(ii)

with respect to the completion of the Arrangement, the approval of the Arrangement Resolution by the Silvermex Securityholders and such other corporate proceedings of Silvermex as may be required by the Interim Order.

(b)

This Agreement has been duly executed and delivered by Silvermex and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity. All documents required to be executed by Silvermex in connection with the transactions contemplated herein will be duly executed and delivered by Silvermex and, when so executed and delivered, will constitute a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)

The approval of this Agreement and the other documents required to be executed by Silvermex in connection with the transactions contemplated herein, the execution and delivery by Silvermex of this Agreement and such other documents, and the performance by Silvermex of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

(i)

conflict with, result in a violation or breach of, constitute a default or require any consent (other than such as has already been obtained), to be obtained under, or give rise to any termination rights or payment obligation under, any provision of:

	(A)	its notice of articles or articles or any other agreement or understanding with any party holding an ownership interest in Silvermex;

	(B)	any resolutions of the Silvermex Board (or any committee thereof) or shareholders;

	(C)	any applicable Laws, subject to obtaining the Antitrust Clearance and the any required approval of the TSX to the transactions contemplated herein; or

(D)

subject to obtaining any consent, approval, permit or acknowledgement which may be required thereunder in connection with the completion of the transactions herein contemplated, details of which are set forth in Schedule 3.1.3 of the Silvermex Disclosure Letter, any license or registration or any agreement, contract or commitment, written or oral, which Silvermex or any Silvermex Subsidiary is a party to or bound by or subject to;

(ii)

give rise to any right of termination or acceleration of indebtedness of Silvermex or any Silvermex Subsidiary, or cause any third party indebtedness of Silvermex or any Silvermex Subsidiary to come due before its stated maturity;

(iii)

result in the imposition of any Encumbrance upon any of Silvermex’s assets or the assets of any of the Silvermex Subsidiaries, or restrict, hinder, impair or limit its or any of the Silvermex Subsidiaries’ ability to carry on their respective business as and where it is now being carried on or as and where it may be carried on in the future; or

(iv)

result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, or any increase in any Employee Benefits otherwise payable, or the acceleration of the time of payment, vesting or exercise of any Employee Benefits.

(d)

No consent, approval, order, registration, notice, declaration or filing with, any Governmental Entity or other Person is required to be obtained by Silvermex or any Silvermex Subsidiary in connection with the execution and delivery of this Agreement or any of the other documents contemplated hereby, or the consummation by Silvermex of the transactions contemplated hereby or thereby, other than:

(i)	any approvals required by the Interim Order;

(ii)	the Final Order;

(iii)	the Antitrust Clearance;

(iv)	any required approval of the TSX to the transactions contemplated herein;

(v)	the third party consents, approvals and notices listed in Schedule 3.1.3 of the Silvermex Disclosure Letter; and

(vi)

any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which are purely of an administrative nature and which could be completed or obtained without Material Adverse Effect on Silvermex or the Business immediately after the Effective Date or which, if not obtained, would not in the aggregate have a Material Adverse Effect on Silvermex.

3.1.4                   No Defaults. Neither Silvermex nor any Silvermex Subsidiary is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, license or franchise to which it is a party which would, if terminated due to such default, cause a Material Adverse Effect on Silvermex.

3.1.5                   Ownership of Silvermex Subsidiaries. Other than one share in the capital of each of La Guitarra Compania Minera, S.A. de C.V., Servicios para la Industria Minera S.A. de C.V., Minera La Rastra S.A. de C.V. and Minera Terra Plata S.A. de C.V. which is held by Michael Callahan as nominee in trust for Silvermex, either Silvermex or one of the Silvermex Subsidiaries is the sole beneficial and registered owner of all of the issued and outstanding shares in the capital of each of the Silvermex Subsidiaries with good and marketable title thereto, free and clear of all Encumbrances. No person has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the issued or unissued shares or any other securities of any Silvermex Subsidiary or the purchase or other acquisition from any Silvermex Subsidiary of any of its respective undertakings, business or assets.

3.1.6                   No Other Shares. Other than the shares which Silvermex owns in the Silvermex Subsidiaries or which the Silvermex Subsidiaries own in each other, neither Silvermex nor any of the Silvermex Subsidiaries owns, beneficially, any shares in the capital of any corporation, and neither Silvermex nor any of the Silvermex Subsidiaries holds any securities or obligations of any kind convertible into or exchangeable for shares in the capital of any corporation. Neither Silvermex nor any of the Silvermex Subsidiaries is a party to any agreement to acquire any shares in the capital of any corporation.

3.1.7                   Reporting Issuer; Public Documents.

(a)

Silvermex is a reporting issuer in Alberta, British Columbia and Ontario and is not in default of any filing obligations under Securities Laws and the Silvermex Shares are listed and posted for trading on the TSX.

(b)	Silvermex is in compliance in all material respects with the applicable corporate governance rules and regulations of the TSX.

(c)

No order ceasing, halting or suspending trading in securities of Silvermex or prohibiting the distribution of such securities has been issued to and is outstanding against Silvermex and no investigations or proceedings for such purposes are, to the knowledge of Silvermex, pending or threatened.

(d)

The documents contained in the Silvermex Information Record were, at their respective dates, true and correct in all material respects and did not omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)

Silvermex has publicly disclosed in the Silvermex Information Record all information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Silvermex.

(f)

Except as qualified by the disclosure in the Silvermex Information Record, and except as otherwise disclosed in writing to First Majestic, Silvermex beneficially owns or leases the properties, business and assets or the interests in the properties, business or assets referred to in the Silvermex Information Record, no party is challenging or disputing Silvermex's title to any such properties, business or assets and all agreements by which Silvermex holds an interest in a property, business or assets are in good standing according to their terms and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated.

3.1.8                   U.S. Securities Matters.

(a)	Silvermex is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(b)	Silvermex is not, nor has it ever been, an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended;

(c)	Silvermex is not currently subject to the reporting requirements of the U.S. Exchange Act; and

(d)	Silvermex has filed the Registration Statement and, upon such Registration Statement becoming effective, it shall become subject to the reporting requirements of the U.S. Exchange Act.

3.1.9                    Financial Statements.

(a)

The 2011 Financial Statements and the 2010 Financial Statements have been, and all financial statements of Silvermex which are publicly disseminated by Silvermex in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with GAAP, applied on a basis consistent with prior periods and all applicable Laws and present fairly or will present fairly, in all material respects:

(i)

all the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial condition of Silvermex and the Silvermex Subsidiaries, on a consolidated basis as at the respective dates thereof; and

(ii)	the revenues, earnings, results of operations and cash flows of Silvermex and the Silvermex Subsidiaries, on a consolidated basis for the respective periods covered thereby.

(b)

Silvermex maintains internal controls over financial reporting. Such internal controls over financial reporting are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that:

	(i)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Silvermex and the Silvermex Subsidiaries;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Silvermex and the Silvermex Subsidiaries are being made only with the authorization of management and directors of Silvermex and the Silvermex Subsidiaries; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Silvermex or its subsidiaries that could have a material effect on its financial statements.

(c)	To the knowledge of Silvermex as of the date of this Agreement:

(i)

there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Silvermex that are reasonably likely to adversely affect the ability of Silvermex to record, process, summarize and report financial information; and

	(ii)	there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Silvermex.

(d)

Since December 31, 2011, neither Silvermex nor any of the Silvermex Subsidiaries nor, to Silvermex’s knowledge, any director, officer, employee, auditor, accountant or representative of Silvermex or any of the Silvermex Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Silvermex or any of the Silvermex Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Silvermex or any of the Silvermex Subsidiaries has engaged in questionable accounting or auditing practices.

(e)

Silvermex has no knowledge of any material adjustments, potential liabilities or obligations, which individually or in the aggregate have not been reflected in the 2011 Financial Statements, other than liabilities, indebtedness and obligations incurred by Silvermex and/or the Silvermex Subsidiaries in the ordinary course of business, or as contemplated in this Agreement or as disclosed in Schedule 3.1.9 of the Silvermex Disclosure Letter.

(f)	Schedule 3.1.9 of the Silvermex Disclosure Letter sets forth a complete and accurate list of all intercompany indebtedness between and among Silvermex and the Silvermex Subsidiaries.

3.1.10                  Business Carried on in Ordinary Course. The Business has been carried on in the ordinary course since December 31, 2011 and since such date:

(a)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect with respect to Silvermex;

(b)

no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise and whether matured or unmatured) which has had or is reasonably likely to have a Material Adverse Effect with respect to Silvermex has been incurred;

(c)	there has been no damage, destruction or loss of any material tangible assets, whether covered by insurance or not, that could reasonably be expected to have a Material Adverse Effect on Silvermex;

(d)

there has been no increase in the salary, other cash compensation or other Employee Benefits payable or to become payable by Silvermex or any Silvermex Subsidiary to any of its respective officers, directors, employees or advisors, other than in the ordinary course of business, and there has been no declaration, payment or commitment or obligation of any kind for the payment or granting by Silvermex or any Silvermex Subsidiary of a bonus, stock option or other additional salary or compensation to any such Person, or any grant to any such Person of any increase in severance or termination pay, nor has Silvermex or any Silvermex Subsidiary agreed to do any of the foregoing;

(e)

there has not been any redemption, repurchase or other acquisition of Silvermex Shares by Silvermex, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Silvermex Shares;

(f)

there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business consistent with past practice;

(g)

neither Silvermex nor any Silvermex Subsidiary has acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or incurred or committed to incur capital expenditures in excess of $100,000 in the aggregate, as of the date hereof, nor has Silvermex or any Silvermex Subsidiary agreed to do any of the foregoing;

(h)	neither Silvermex nor any Silvermex Subsidiary has entered into any Material Agreement or amended, modified, relinquished, terminated or failed to renew any Material Agreement;

(i)

neither Silvermex nor any Silvermex Subsidiary has made any change in accounting policies, principles, methods, practices or procedures (including for bad debts, contingent liabilities or otherwise); and

(j)

there has been no waiver by Silvermex or any Silvermex Subsidiary or agreement to waive, any right of substantial value and neither Silvermex nor any Silvermex Subsidiary has entered into any commitment or transaction not in the ordinary course of business where such right, commitment or transaction is or would be material in relation to Silvermex or the Business.

3.1.11                Partnerships or Joint Ventures. Neither Silvermex nor any Silvermex Subsidiary is a partner or participant in any partnership, joint venture, profit-sharing arrangement or other business combination of any kind and is not party to any agreement under which it agrees to carry on any part of its Business or any other activity in such manner or by which it agrees to share any revenue or profit with any other Person.

3.1.12                Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect with respect to Silvermex:

(a)

all rentals, royalties, overriding royalty interests, production payments, net profit interests, burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Silvermex or the Silvermex Subsidiaries have been:

	(i)	duly paid;

	(ii)	duly performed; or

	(iii)	provided for prior for the date hereof;

(b)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Silvermex or any of the Silvermex Subsidiaries is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business; and

(c)

to the knowledge of Silvermex as of the date of this Agreement there are no operational, geotechnical, geochemical or structural issues, social conflicts or limitations to surface rights, relating to the exploration and development of Silvermex’s Mineral Rights that, individually or in the aggregate, may be reasonably expected to result in a Material Adverse Effect with respect to Silvermex.

3.1.13                 Minute Books and Corporate Records. The minute and record books of Silvermex and each of the Silvermex Subsidiaries contain complete and accurate minutes in all material respects of all meetings of, and copies of all resolutions passed by, or consented to in writing by, its directors (and any committees thereof) and shareholders since its incorporation, all such meetings were duly called and held and all such resolutions were duly passed or enacted. The share certificate books, registers of shareholders, registers of transfers, registers of directors, registers of holders of Debt Instruments and other corporate registers of Silvermex and each Silvermex Subsidiary are complete and accurate in all material respects. Other than the Shareholder Rights Plan, neither Silvermex nor any Silvermex Subsidiary is a party to or bound by or subject to any shareholder agreement or unanimous shareholder agreement governing its affairs or the relationships, rights and duties of shareholders and is not subject to a shareholder rights plan or “poison pill” or similar plan.

3.1.14                 Accuracy of Books and Records. The books and records, accounting, financial and otherwise, of Silvermex and each of the Silvermex Subsidiaries fairly and correctly set out and disclose in all material respects, in accordance with GAAP, its financial position as at the date hereof and all material financial transactions have been accurately recorded in such books and records on a consistent basis and in conformity with GAAP. All records, systems, controls, data or information (including any digital, electronic, mechanical, photographic or other technological process or device whether computerized or not) required to operate the Business are in the full possession and control of and are owned exclusively by Silvermex or the Silvermex Subsidiaries.

3.1.15                 Guarantees. Neither Silvermex nor any Silvermex Subsidiary is a party to or bound by or subject to any Guarantee of the indebtedness of any other Person.

3.1.16                 Interested Persons.

(a)

No payment has been made or authorized by Silvermex or any Silvermex Subsidiary to or for the benefit of any Interested Person, except Employee Benefits, management or other fees payable in the ordinary course of business and at the regular rates or as reimbursement of expenses incurred on behalf of Silvermex or any Silvermex Subsidiary.

(b)

neither Silvermex nor any Silvermex Subsidiary is a party to or bound by or subject to any agreement, contract or commitment with any Interested Person, except for contracts of employment or contracts of service with independent contractors;

(c)

neither Silvermex nor any Silvermex Subsidiary has any loan or indebtedness outstanding (except for obligations incurred in the ordinary course of business with respect to Employee Benefits, management or other fees and the reimbursement of expenses incurred on behalf of Silvermex or such Silvermex Subsidiary) to any Interested Person;

(d)	no Interested Person owns, directly or indirectly, in whole or in part, any property used in the operation of the Business as heretofore carried on; and

(e)

no Interested Person has any cause of action or other claim whatsoever against, or owes any amount to, Silvermex or any Silvermex Subsidiary, except for any claims in the ordinary course of business such as claims for accrued vacation pay and accrued benefits under the Employee Benefits.

3.1.17                 Employment and Employee Benefit Matters.

(a)

As at the date hereof, Silvermex and the Silvermex Subsidiaries had an aggregate of 306 full time and part time employees, and an aggregate of 94 independent contractors or other non-employees who supply their services under personal services contracts (whether written or oral). The names and positions of each executive officer of Silvermex and each other Person who receives, directly or indirectly, in excess of $50,000 in annual compensation from Silvermex or any Silvermex Subsidiary are set forth and described in Schedule 3.1.17 of the Silvermex Disclosure Letter.

(b)	Except as set forth and described in Schedule 3.1.17 of the Silvermex Disclosure Letter:

(i)

neither Silvermex nor any Silvermex Subsidiary is a party to or bound by or subject to any agreement or arrangement with respect to Employee Benefits and no such agreement or arrangement contains any specific provision as to notice of termination of employment or severance pay in lieu thereof;

(ii)

neither Silvermex nor any Silvermex Subsidiary has any obligations to amend any Employee Benefit and no amendments will be made or promised prior to the Effective Date, except with the prior written consent of First Majestic;

	(iii)	all obligations of Silvermex and the Silvermex Subsidiaries as of December 31, 2011 with respect to Employee Benefits are reflected in and have been fully accrued in the 2011 Financial Statements;

(iv)

neither Silvermex nor any Silvermex Subsidiary is a party to or bound by or subject to any collective bargaining agreement or other similar arrangement with any labour union or employee association nor has it made any commitment to or conducted any negotiation or discussion with any labour union or employee association with respect to any future agreement or arrangement and, to the knowledge of Silvermex, there is no current application for certification or other attempt to organize or establish any labour union or employee association with respect to employees of Silvermex or any Silvermex Subsidiary;

(v)

Silvermex and each of the Silvermex Subsidiaries has, in all material respects, complied with, and operated its Business in accordance with, all applicable Laws relating to employment and labour matters, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations matters;

(vi)

neither Silvermex nor any of the Silvermex Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Silvermex, threatened, or any litigation actual, or to the knowledge of Silvermex, threatened, relating to employment or termination of employment of employees or independent contractors, except for such claims or litigation which individually or in the aggregate would not be reasonably expected to have a Material Adverse Effect with respect to Silvermex. To the knowledge of Silvermex, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Silvermex or any of the Silvermex Subsidiaries;

(vii)

except as set forth and described in Schedule 3.1.17 of the Silvermex Disclosure Letter, no Person will, as a result of the transactions contemplated hereby, become entitled to (A) any retirement, severance, bonus or other such payment, (B) the acceleration of the vesting or time to exercise of any outstanding stock options or other Employee Benefits (including the Silvermex Options), (C) the forgiveness or postponement of payment of any indebtedness owing to Silvermex or any Silvermex Subsidiary, or (D) receive any additional payments or compensation under or in respect of any Employee Benefits;

(viii)

all accruals for unpaid vacation pay, premiums for employment insurance, health premiums, Canada Pension Plan, accrued wages, salaries and commissions and other Employee Benefits have been reflected in the books and records of Silvermex and the Silvermex Subsidiaries;

(ix)

all obligations and payments of Silvermex and each of the Silvermex Subsidiaries before a Governmental Entity such as the Instituto Mexicano del Seguro Social (IMSS), Instituto del Fondo Nacional de la Vivienda para los Trabajadores (INFONAVIT) and Comisión Nacional del Sistema de Ahorro para el Retiro (CONSAR) are paid and up to date; and

(x)

no services agreement entered into by Silvermex or any Silvermex Subsidiary with an individual may be interpreted by a Governmental Entity as an employment relation subject to the payment of Instituto Mexicano del Seguro Social (IMSS), Instituto del Fondo Nacional de la Vivienda para los Trabajadores (INFONAVIT) and Comisión Nacional del Sistema de Ahorro para el Retiro (CONSAR).

3.1.18                 Pension and Retirement Plans. Neither Silvermex nor any Silvermex Subsidiary sponsors or participates in any pension and/or retirement plan, whether a money purchase plan or a defined benefit plan or otherwise.

3.1.19                 Debt Instruments. Except as set forth and described in Schedule 3.1.19 of the Silvermex Disclosure Letter, neither Silvermex nor any Silvermex Subsidiary is bound by or subject to:

(a)	any Debt Instrument; or

(b)	any agreement, contract or commitment to create, assume or issue any Debt Instrument;

and no Debt Instrument or Encumbrance which Silvermex or any Silvermex Subsidiary is bound by or subject to is dependent upon the Guarantee of or any security provided by any other Person.

3.1.20                 Real Property. Except for the property set forth in Schedule 3.1.20 of the Silvermex Disclosure Letter (the “Silvermex Real Property”), neither Silvermex nor any Silvermex Subsidiary owns, has any interest in, or is a party to or bound by or subject to any agreement, contract or commitment, or any option to purchase, any real or immovable property. Silvermex or the Silvermex Subsidiaries has good marketable title in fee simple to the Silvermex Real Property, free and clean of all Encumbrances, easements or restrictions of any other kind. All buildings, structures, improvements and appurtenances situated on the Silvermex Real Property are in a good state of maintenance and repair and are adequate and suitable for the purposes for which they are currently being used. None of the buildings, structures, improvements or appurtenances located on the Silvermex Real Property (or any equipment therein), nor the operation or maintenance thereon, violates any restrictive covenant or any provision of any applicable Law or encroaches on any property owned by others. Silvermex and/or the Silvermex Subsidiaries are up to the date in the payment of all local, state and/or federal taxes with respect to the Silvermex Real Property, including payments for the use of water and electricity. No Silvermex Real Property has any environmental damage (pasivo ambiental) pursuant to applicable Laws.

3.1.21                 Leases and Leased Property.

(a)

Neither Silvermex nor any Silvermex Subsidiary is a party to or bound by or subject to nor has Silvermex or any Silvermex Subsidiary agreed or become bound to enter into, any real or personal property lease, sublease or other right of occupancy relating to real property, whether as lessor or lessee, except for the Leases set forth and described in Schedule 3.1.21 of the Silvermex Disclosure Letter, copies of which have been provided to First Majestic prior to the date hereof. Silvermex or the Silvermex Subsidiaries, as applicable, occupies and has the exclusive right to occupy and use all immovable Leased Property and has the exclusive right to use all movable Leased Property.

(b)

Each of the Leases is valid and subsisting and in good standing, all rental and other payments required to be paid by Silvermex or any Silvermex Subsidiary as lessee or sublessee and due and payable pursuant to the Leases have been duly paid to date and neither Silvermex nor any Silvermex Subsidiary is otherwise in default in meeting its obligations under any of the Leases and is entitled to all rights and benefits thereunder. No event exists which, but for the passing of time or the giving of notice, or both, would constitute a default by Silvermex or any Silvermex Subsidiary or, to the knowledge of Silvermex, any other party to any Lease and no party to any Lease is claiming any such default or taking any action purportedly based upon any such default.

3.1.22                 Insurance.

(a)

Silvermex has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. Schedule 3.1.22 sets out a complete and accurate list of all policies and other forms of insurance (collectively, “Insurance Policies”) held by Silvermex and the Silvermex Subsidiaries.

(b)

Each Insurance Policy is in full force and effect in accordance with its terms, no notice of cancellation or termination has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default thereunder. Silvermex has not received notice of any fact, condition or circumstance which might reasonably form the basis of any claim against Silvermex or any Silvermex Subsidiary which is not fully covered by insurance (subject to standard deductibles) maintained by it and which would reasonably be expected to have a Material Adverse Effect.

(c)

There are no outstanding claims under any Insurance Policy in excess of $25,000 and, to the knowledge of Silvermex, no fact, condition or circumstance which might reasonably form the basis of any claim in excess of $25,000.

(d)

All premiums payable prior to the date hereof under such Insurance Policies have been paid and neither Silvermex nor any of the Silvermex Subsidiaries has failed to make a claim thereunder on a timely basis. There has been no denial of a material claim and no material claim has been disputed by Silvermex’s insurers in the past or present.

3.1.23                 Material Agreements. Except for the Material Agreements listed and described in Schedule 3.1.23 of the Silvermex Disclosure Letter, as of the date of this Agreement neither Silvermex nor any Silvermex Subsidiary is a party to or bound by or subject to any of the following:

(a)	any continuing contract for the purchase of materials, supplies, equipment or services involving, in the case of any such contract, more than $100,000 over the life of the contract;

(b)	any contract that expires, or may be renewed at the option of any Person other than Silvermex or any Silvermex Subsidiary so as to expire, more than one year after the date of this Agreement;

(c)	any Debt Instrument;

(d)	any contract for capital expenditures in excess of $100,000 in the aggregate;

(e)	any contract limiting the right of Silvermex or any Silvermex Subsidiary to engage in any line of business or to compete with any other Person;

(f)

any confidentiality, secrecy or non-disclosure contract other than confidentiality agreements in the form provided to First Majestic's counsel on the date hereof, and Silvermex further represents that it has not received any confidential information under any such agreement;

(g)

any agreement or contract by virtue of which any of the Mineral Rights of Silvermex or any Silvermex Subsidiary were acquired or constructed or are held by Silvermex or the Silvermex Subsidiaries or pursuant to which the construction, ownership, operation, exploration, exploitation, extraction, development, production, transportation, refining or marketing of such Mineral Rights are subject or which grant rights which are or may be used in connection therewith;

(h)	any contract pursuant to which Silvermex or any Silvermex Subsidiary leases any real property;

(i)

any contract pursuant to which Silvermex or any Silvermex Subsidiary leases any personal property involving payments by Silvermex or any Silvermex Subsidiary in excess of $25,000 annually or involving rights or obligations which cannot be terminated without penalty on less than three months’ notice;

(j)	any contract with any Interested Person;

(k)	any Guarantee;

(g)	any hedges, swaps or other like financial instruments;

(l)	any employment contracts with employees and service contracts with independent contractors providing for annual compensation over $100,000 or any agreements with any executive officer;

(m)

any agreement to indemnify, hold harmless or defend any other Person with respect to any assertion of personal injury, damage to property, misappropriation or violation or warranting the lack thereof; and

(n)

any other agreement, indenture, contract, lease, deed of trust, license, option, instrument or other commitment which is or would reasonably be expected to be material to the Business, properties, assets, operations, condition (financial or otherwise) or prospects of Silvermex or any of the Silvermex Subsidiaries;

whether written or oral, and of any nature or kind whatsoever.

3.1.24                 No Breach of Material Agreements. Silvermex and each of the Silvermex Subsidiaries has performed all of the material obligations required to be performed by it, and is entitled to all benefits under, and is not in default in respect of, any Material Agreement to which it is a party. Each of the Material Agreements is enforceable, is in full force and effect, unamended, and there exists no breach thereof or default or event of default or event, occurrence, condition or act with respect to Silvermex or any Silvermex Subsidiary or, to Silvermex’s knowledge, with respect to the other contracting party or otherwise that, with or without the giving of notice, the lapse of time or the happening of any other event or conditions, would (A) become a default or event of default under any Material Agreement, or (B) result in the loss or expiration of any right or option by Silvermex or any Silvermex Subsidiary (or the gain thereof by any third party) under any Material Agreement. Silvermex has delivered a true, correct and complete copy of each of the Material Agreements to First Majestic.

3.1.25                 Relationships with Customers, Suppliers, Distributors, Service Providers and Sales Representatives. Silvermex has not received any written (or to the knowledge of Silvermex other) notice that any customer, supplier, distributor, service provider or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Silvermex or any Silvermex Subsidiary, and, to the knowledge of Silvermex, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

3.1.26                 Third Party Consents. None of the Material Agreements requires a consent or approval of the other party thereto to the Arrangement or other transactions contemplated hereby.

3.1.27                 Legal Proceedings. There are no claims, actions, suits, complaints, investigations or proceedings (whether private, governmental or otherwise, and whether or not purportedly on behalf of Silvermex or any Silvermex Subsidiary) in progress, pending, or to the knowledge of Silvermex, threatened, against or affecting Silvermex or any Silvermex Subsidiary (including actions, suits, investigations or proceedings against any directors, officers or employees of Silvermex or any Silvermex Subsidiary which relate to the Business, affairs, assets or operations of Silvermex), at law or in equity, or before or by any Tribunal. There is no judgment, decree, injunction, ruling, order or award of any Tribunal outstanding against or affecting Silvermex or any Silvermex Subsidiary. Silvermex is not aware of any grounds on which any such action, suit, investigation or proceeding might be commenced with any reasonable likelihood of success, and does not have any present plans or intentions to initiate any litigation, arbitration or other proceedings against any third party.

3.1.28                 Banking Information. Schedule 3.1.28 of the Silvermex Disclosure Letter sets forth and describes:

(a)

the name and location (including municipal address) of each bank, trust company or other institution in which Silvermex or any Silvermex Subsidiary has an account, money on deposit or a safety deposit box and the name of each Person authorized to draw thereon or to have access thereto; and

(b)	the name of each Person holding a general or special power of attorney from Silvermex or the applicable Silvermex Subsidiary and a summary of the terms thereof.

3.1.29                 Tax Matters.

(a)

Save for the requirement to file Tax Returns in respect of income taxes for the current taxation year (which return is not yet due), and any income Tax Return which is required to be filed as a result of or in connection with the transactions contemplated herein, Silvermex and each of the Silvermex Subsidiaries has duly filed in the prescribed manner and within the prescribed time all Tax Returns required to be filed by it on or before the date hereof with any taxing or regulatory authority to which it is subject and each such Tax Return was complete and accurate at the time filed.

(b)

Silvermex and each of the Silvermex Subsidiaries has paid all Taxes that are due and payable by it, and any interest, penalties and fines in connection therewith, properly due and payable, and has paid all of same in connection with all known assessments, reassessments and adjustments.

(c)

Each of Silvermex and the Silvermex Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including all goods and services, harmonized sales, value added, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Law to be remitted by it.

(d)

Except as set forth in the 2011 Financial Statements, there are no Taxes or fines in respect of Taxes claimed by any Governmental Entity against Silvermex or any Silvermex Subsidiary or which are known to Silvermex to be due and owing by Silvermex or any Silvermex Subsidiary and, to the knowledge of Silvermex, there are no pending or threatened reassessments by any Governmental Entity in respect of Taxes owing by Silvermex or any Silvermex Subsidiary, and there are no matters of dispute or under discussion with any Governmental Entity relating to Taxes or fines in respect of Taxes asserted by such Governmental Entity against Silvermex or any Silvermex Subsidiary.

(e)

The 2011 Financial Statements fully reflect accrued liabilities as at December 31, 2011 for all Taxes which were not yet then due and payable and for which Tax Returns were not yet then required to be filed. Except as set forth in the 2011 Financial Statements, there are no actions, suits, investigations or proceedings and no assessment, reassessment or request for information in progress, pending or, to the knowledge of Silvermex, threatened against or affecting Silvermex in respect of Taxes nor are any issues under discussion with any taxing authority relating to any matters which could result in claims for additional Taxes.

(f)

There are no agreements, waivers or other arrangements made by Silvermex or any Silvermex Subsidiary providing for an extension of time with respect to any assessment or reassessment of Tax, the filing of any Tax Return or the payment of any Tax by Silvermex or any Silvermex Subsidiary.

(g)

Silvermex and each of the Silvermex Subsidiaries has withheld the amount of all Taxes and other deductions required under any applicable Laws to be withheld from each payment made by it and has paid all amounts withheld which are due and payable before the date hereof and all installments of Taxes which are due and payable before the date hereof to the relevant taxing or other authority within the time prescribed under any applicable Laws.

3.1.30                 Compliance with Applicable Laws. Silvermex and each of the Silvermex Subsidiaries has conducted and is conducting its Business in compliance in all material respects with all applicable Laws, in each jurisdiction in which its Business is carried on, is not in material breach of any of such Laws and is duly licensed or registered in each jurisdiction in which it owns or leases its property and assets or carries on its Business, so as to enable its Business to be carried on as now conducted and its property and assets to be so owned or leased. Neither Silvermex nor any Silvermex Subsidary has received notice of any violation of applicable Laws in any jurisdiction. Schedule 3.1.30 of the Silvermex Disclosure Letter sets out a complete and accurate list of all material licenses, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or similar type) relating to the Business (the “Licenses”), and there are no other material licenses, permits, approvals, consents, certificates, registrations, or authorizations, necessary to carry on its Business as presently carried on or to own or lease any of the property or the assets utilized by Silvermex or any Silvermex Subsidiary except where the lack of grant of such would not have a Material Adverse Effect on Silvermex. Each License is valid and subsisting and in good standing and there is no default or breach of any License and, to the best of the knowledge of Silvermex, no proceeding is pending or threatened to revoke or limit any License. No License is non-renewable, expires within 12 months or contains any burdensome term, provision, condition or limitation which has or could have a Material Adverse Effect on Silvermex or the Business or requires the consent, approval, permit or acknowledgement of any Person in connection with the completion of the transactions herein contemplated.

3.1.31                 No Business Restrictions. There is no agreement (non-compete or otherwise), commitment, judgment, injunction, order or decree to which Silvermex or any Silvermex Subsidiary is party or which is otherwise binding upon Silvermex or any Silvermex Subsidiary which has or reasonably could be expected to have the effect of prohibiting or impairing any business practice of Silvermex or such Silvermex Subsidiary, any acquisition of property (tangible or intangible) by Silvermex or such Silvermex Subsidiary or the conduct of business by Silvermex or such Silvermex Subsidiary, as currently conducted or proposed to be conducted.

3.1.32                 Liabilities. There are no material liabilities of Silvermex or any Silvermex Subsidiary of any kind (whether accrued, absolute, contingent or otherwise and whether matured or unmatured) existing on the date hereof except for:

(a)	liabilities (including liabilities for unpaid Taxes) disclosed on, reflected in or provided for in the 2011 Financial Statements;

(b)	liabilities disclosed or referred to in this Agreement;

(c)

liabilities incurred in the ordinary course of business and attributable to the period since December 31, 2011, none of which, individually or in the aggregate, has a Material Adverse Effect on Silvermex; and

(d)	liabilities incurred in connection with this Agreement or the transactions contemplated in this Agreement.

3.1.33                 Condition and Sufficiency of Assets. All facilities, machinery and equipment owned or used by Silvermex and each of the Silvermex Subsidiaries are in good operating condition and in a state of good repair and maintenance, reasonable wear and tear excepted. Schedule 3.1.33 of the Silvermex Disclosure Letter lists all assets and property owned or leased by Silvermex or the Silvermex Subsidiaries with a value of $25,000 or more. Silvermex or the Silvermex Subsidiaries own or lease all of the property and assets used in or necessary for the conduct of the Business as it is currently being conducted with good and marketable title to all property and assets which are owned by Silvermex or any Silvermex free and clear of any and all Encumbrances. There has not been any significant interruption of operations, supplies, access or services by contractors of the Business due to inadequate maintenance of any of the property or assets owned and used by Silvermex or any Silvermex Subsidiary.

3.1.34                 Environmental

(a)

The operation of the Business by Silvermex and each of the Silvermex Subsidiaries, the property and assets owned or used by Silvermex and the Silvermex Subsidiaries and the use, maintenance and operation thereof have been and are in compliance with all Environmental Laws (except where non- compliance would not have a Material Adverse Effect in respect of Silvermex). Each of Silvermex and the Silvermex Subsidiaries have complied with all reporting and monitoring requirements under all Environmental Laws (except where non-compliance would not have a Material Adverse Effect in respect of Silvermex). Neither Silvermex nor any of the Silvermex Subsidiaries has received any notice of any non-compliance with any Environmental Laws or Environmental Permits, and none of Silvermex or any of the Silvermex Subsidiaries have been convicted of an offence of non-compliance with any Environmental Laws or Environmental Permits or been fined or otherwise sentenced or settled such prosecution short of conviction. There is no civil, criminal or administrative action, suit, demand, claim, hearing, notice of violation, investigation, proceeding, notice or demand letter existing or pending, or to the best knowledge of Silvermex, threatened, relating to the property or assets owned or used by Silvermex or any of the Silvermex Subsidiaries, relating in any way to any Environmental Laws.

(b)

Silvermex and each of the Silvermex Subsidiaries has obtained all Environmental Permits necessary to conduct its Business and to own, use and operate its properties and assets, all such Environmental Permits are in effect, no appeal or other action is pending to revoke any such Environmental Permit and the operation of the Business of Silvermex and each of the Silvermex Subsidiaries, the property and assets owned by Silvermex and each of the Silvermex Subsidiaries and the use, maintenance and operation thereof have been and are in compliance with all Environmental Permits. To the extent required by applicable Environmental Laws, Silvermex and each of the Silvermex Subsidiaries has filed all applications necessary to renew or obtain any necessary permits, licenses, or authorizations in a timely fashion so as to allow it to continue to operate its Business in compliance with applicable Environmental Laws, and Silvermex does not expect such new or renewed licenses, permits or other authorizations to include any terms or conditions that will have a Material Adverse Effect in respect of Silvermex.

(c)

Silvermex and each of the Silvermex Subsidiaries has, at all times, used, generated, treated, stored, transported, disposed of or otherwise handled its Hazardous Substances in compliance with all Environmental Laws and Environmental Permits.

(d)

Neither Silvermex nor any of the Silvermex Subsidiaries is, and, to the knowledge of Silvermex, there is no reasonable basis upon which Silvermex or any of the Silvermex Subsidiaries could become, responsible for any material clean up or corrective action under any Environmental Laws. All audits, assessments, reports and studies with respect to environmental matters relating to Silvermex or any of the Silvermex Subsidiaries have been referenced in Schedule 3.1.34 of the Silvermex Disclosure Letter.

(e)

There are no past or present (or, to the best of Silvermex’s knowledge, future) events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent compliance or continued compliance by Silvermex and each of the Silvermex Subsidiaries with the Environmental Laws as in effect on the date hereof or which may give rise to any common law or legal liability under the Environmental Laws, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, notice of violation, study or investigation, based on or related to the manufacture, generation, processing, distribution, use, treatment, storage, disposal, transport or handling, or the Release or threatened Release into the indoor or outdoor environment by Silvermex or any of the Silvermex Subsidiaries of any Hazardous Substances.

(f)	There are no surface rights, Leases, real property or other assets or rights of Silvermex or any Silvermex Subsidiary that are affected by a federally protected ecological area in Mexico.

3.1.35                 Mineral Rights

(a)	Schedule 3.1.35 of the Silvermex Disclosure Letter provides a complete list and description of all of the Mineral Rights of Silvermex and each of the Silvermex Subsidiaries.

(b)

Silvermex or one of the Silvermex Subsidiaries is the sole legal and beneficial owner of all right, title and interest to the Mineral Rights set out in Schedule 3.1.35 of the Silvermex Disclosure Letter, free and clear of any Encumbrances.

(c)

Silvermex and each of the Silvermex Subsidiaries has conducted and is conducting its respective Business in accordance with good mining industry practices and in compliance with all applicable Laws, and, in particular, all applicable licensing and Environmental Laws or other lawful requirements of any Governmental Entities applicable to it in each jurisdiction in which it carries on Business.

(d)

The Mineral Rights of Silvermex and each of the Silvermex Subsidiaries have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(e)

To the best of Silvermex’s knowledge, the Mineral Rights set out in Schedule 3.1.35 of the Silvermex Disclosure Letter are in good standing under applicable Law and all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, royalties, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof will at the Effective Time have been made.

(f)

The Mineral Rights of Silvermex and each of the Silvermex Subsidiaries have been operated and maintained in a manner consistent with prudent practices in the mining industry and in compliance with all applicable Laws and all orders of all Governmental Entities having jurisdiction over the same.

(g)

Neither Silvermex nor any of the Silvermex Subsidiaries has elected or refused to participate in any exploration, development or other operations with respect to its Mineral Rights which has or may give rise to any penalties, forfeitures or reduction of its interest by virtue of any conversion or other alteration occurring under the title and operating documents which govern Silvermex's or the Silvermex Subsidiaries' Mineral Rights.

(h)

No Interested Person or any party not at arm's length to Silvermex or any Silvermex Subsidiary owns, has or is entitled to any royalty, net profits interest, carried interest or other Encumbrance of any nature whatsoever which is based on production from its properties or assets or any revenue or rights attributed thereto.

(i)

Silvermex is not aware of any defects, failures or impairments in the title of Silvermex or the Silvermex Subsidiaries to any of their respective Mineral Rights whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect in respect of Silvermex.

(j)

Silvermex and each of the Silvermex Subsidiaries has duly and timely satisfied all of the obligations required to be satisfied, performed and observed by it under, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by Silvermex or any Silvermex Subsidiary under any agreement pertaining to their respective Mineral Rights or to their other respective assets or properties and each such lease, contract or other agreement is enforceable and in full force and effect.

(k)

Subject to the rights, covenants, conditions and stipulations in the title documents and any agreement pertaining to its assets or properties (including the Mineral Rights of Silvermex and the Silvermex Subsidiaries) and on the lessee's or holder's part thereunder to be paid or performed and observed, Silvermex and each of the Silvermex Subsidiaries may enter into and upon, hold and enjoy its respective property and assets (including its respective Mineral Rights) for the remainder of their respective terms and all renewals or extensions thereof for its own use and benefit without any lawful interruption of or by any other person whomsoever claiming by, through or under Silvermex or any Silvermex Subsidiary.

(l)

Silvermex has full and free access to all lands comprising its Mineral Rights and full and free access to all lands necessary in order to exploit such Mineral Rights and such lands are not protected by a federally protected ecological area or by a sacred, indigenous or religious ban or limitation in Mexico.

(m)

Neither Silvermex nor any of the Silvermex Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Silvermex or a Silvermex Subsidiary in any of its Mineral Rights.

(n)

All mines located in or on the lands of Silvermex or any of the Silvermex Subsidiaries, or lands pooled or unitized therewith, which have been abandoned by Silvermex or any of its Subsidiaries, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws, and all material future abandonment, remediation and reclamation obligations known to Silvermex as of the date hereof have been accurately set forth in the Silvermex Information Record without omission of information necessary to make the disclosure not misleading.

3.1.36                 Mineral Reserves and Resources. The mineral reserves and mineral resources for the Mineral Rights in which Silvermex or the Silvermex Subsidiaries hold an interest, as set forth in the Silvermex Information Record, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Silvermex and the Silvermex Subsidiaries, taken as a whole, from the amounts set forth in the Silvermex Information Record, other than depletion due to mining in the ordinary course. All information regarding the Mineral Rights, including all drill results, technical reports and studies, that is required to be disclosed at Law, has been disclosed in the Silvermex Information Record on or before the date hereof.

3.1.37                 Intellectual Property.

(a)	Schedule 3.1.37 sets out all trade-marks, service marks and trade names used by Silvermex and the Silvermex Subsidiaries in connection with the Business.

(b)

Silvermex or the Silvermex Subsidiaries owns or has the valid right to use all trade-marks, service marks, and trade names used by Silvermex and the Silvermex Subsidiaries in connection with the Business.

(c)

To the knowledge of Silvermex, the operation of the Business does not infringe or misappropriate the intellectual property rights of any Person, violate the rights of any Person (including rights to privacy or publicity) or constitute unfair competition or trade practices under the Laws of any jurisdiction in which Silvermex or any Silvermex Subsidiary carries on business.

3.1.38                 Advisory Fees; Third Party Expenses. Except for the accountants and lawyers of Silvermex retained to negotiate, advance, carry out and complete the transactions contemplated herein, there is no investment banker, broker, finder or other intermediary or advisor that has been retained by or is authorized to act on behalf of Silvermex, any Silvermex Subsidiary or any of their respective directors, officers or shareholders who might be entitled to any fee, commission or reimbursement of expenses from Silvermex or any Silvermex Subsidiary upon consummation of the transactions contemplated by this Agreement. Schedule 3.1.38 of the Silvermex Disclosure Letter sets forth a reasonable estimate of all Third Party Expenses which are reasonably expected to be incurred by Silvermex and the Silvermex Subsidiaries in connection with the negotiation and implementation of the terms and conditions of this Agreement and the transactions contemplated hereby and Silvermex agrees that it will not incur or agree to incur any expenses in excess of the estimated amounts set forth in Schedule 3.1.38 of the Silvermex Disclosure Letter without the consent of First Majestic, acting reasonably.

3.1.39                 Corrupt Practices. Neither Silvermex nor any of the Silvermex Subsidiaries has, directly or indirectly: (A) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Entity of any jurisdiction; or (B) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Criminal Code (Canada), Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other Law of any relevant jurisdiction covering a similar subject matter applicable to Silvermex or any of the Silvermex Subsidiaries and their respective operations and Silvermex and the Silvermex Subsidaries have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such Laws.

3.1.40                 Non-Governmental Organizations and Community Groups. No material dispute between Silvermex or any of the Silvermex Subsidiaries and any non-governmental organization, community, community group, ejido, aboriginal peoples, aboriginal group, sacred or religious group exists or, to the best of Silvermex’s knowledge, is threatened or imminent with respect to any of Silvermex’s or any of the Silvermex Subsidiaries’ properties or exploration activities. Silvermex has provided First Majestic and First Majestic’s representatives with full and complete access to all material correspondence received by Silvermex, the Silvermex Subsidiaries or their representatives from any non-governmental organization, community, community group, ejido, aboriginal peoples or aboriginal group.

3.1.41                 Expropriation. No property or asset of Silvermex or any of the Silvermex Subsidiaries (including any Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Silvermex, is there an intent or proposal to give such notice or to commence such proceeding.

3.1.42                 Competition Act (Canada). As determined in accordance with the Competition Act (Canada):

(a)	as of December 31, 2011, Silvermex and the Silvermex Subsidiaries did not own assets in Canada with an aggregate value in excess of $77,000,000; and

(b)	the gross revenues from sales in or from Canada generated from the assets of Silvermex and the Silvermex Subsidiaries in Canada did not exceed $77,000,000 for the fiscal year ended December 31, 2011.

3.1.43                 Full Disclosure. The Silvermex Information Record, the Silvermex Datasite Information and the Silvermex Disclosure Letter taken together disclose all material facts related to Silvermex, the Silvermex Subsidiaries and their respective businesses, financial conditions, assets, liabilities and operations, and no representation or warranty of the Silvermex contained in this Agreement, no statement of Silvermex contained in the Silvermex Disclosure Letter or in any certificate furnished to First Majestic pursuant to any provision of this Agreement and no information included in the Silvermex Datasite Information, taken together with the Silvermex Information Record, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements herein or therein true in any material respect.

3.1.44                 Fairness Opinion and Recommendation. As of the date hereof:

(a)

Salman Partners Inc. has delivered an opinion to the Special Committee and GMP Securities L.P. has delivered an opinion to the Silvermex Board, each to the effect that as of the date of such opinion, subject to the scope of review, assumptions and limitations described in such opinions, that the consideration payable under the Arrangement is fair from a financial point of view to the Silvermex Shareholders (other than First Majestic and its affiliates);

(b)

the Silvermex Board has determined, after receiving financial and legal advice and the recommendation of the Special Committee, that the Arrangement is fair to the Silvermex Securityholders (other than First Majestic and its affiliates) and in the best interests of Silvermex;

(c)	the Silvermex Board has decided to recommend that the Silvermex Securityholders vote in favour of the Arrangement Resolution; and

(d)

all of Silvermex’s directors have advised Silvermex that they intend to vote the Silvermex Securities held by them in favour of the Arrangement and will, accordingly, so represent in the Silvermex Circular.

3.1.45                 Other Negotiations. None of Silvermex, any Silvermex Subsidiary or, to the knowledge of Silvermex, any of their respective directors, officers or shareholders (nor any investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of Silvermex or any Silvermex Subsidiary or at their respective direction) (a) has entered into any agreement that conflicts with any of the transactions contemplated by this Agreement, or (b) has entered into any agreement or had any discussions with any Person regarding any transaction involving Silvermex or any Silvermex Subsidiary which could reasonably be expected to result in any of First Majestic, Silvermex, any Silvermex Subsidiary or any of their respective officers, directors, employees, agents or shareholders being subject to any claim for liability to such Person as a result of entering into this Agreement or consummating the transactions contemplated hereby.

3.1.46                 Disclosure. As of the date hereof, the representations and warranties of Silvermex contained in this Agreement and in any agreement, certificate, affidavit, statutory declaration or other document delivered or given pursuant to this Agreement, including the Silvermex Disclosure Letter, are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in such representations and warranties not misleading to First Majestic.

3.2                     Representations and Warranties of First Majestic. First Majestic represents and warrants to and in favour of Silvermex as follows and acknowledges that Silvermex is relying upon such representations and warranties in connection with the transactions herein contemplated:

3.2.1                   Incorporation and Organization. First Majestic has been duly incorporated under the laws of its jurisdiction of incorporation, is validly subsisting, has full corporate or legal power and authority to own, lease and operate the properties currently owned, leased and operated by it and to conduct its business as currently conducted, and is in good standing with respect to the filing of annual returns. First Majestic is duly qualified or licensed to do business and is in good standing as a foreign corporation or organization authorized to do business in all jurisdictions in which the character of the properties owned, leased or operated or the nature of the business conducted by it would make such qualification or licensing necessary. No proceedings have been instituted or are pending for the dissolution or liquidation of First Majestic.

3.2.2                   Capitalization. The authorized share structure of First Majestic consists of an unlimited number of First Majestic Shares, of which, as of the date hereof, 105,567,272 First Majestic Shares were issued and outstanding. Except for employee stock options granted by First Majestic pursuant to employment compensation plans, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (contingent or otherwise) obligating First Majestic to issue or sell any shares or securities or obligations of any kind convertible into or exchangeable for any shares of First Majestic. Other than 49,515 First Majestic Shares authorized for issuance to former shareholders of First Silver Reserve Inc. and First Majestic Shares reserved for issuance upon the exercise of the options referred to above, no First Majestic Shares are held in treasury or authorized or reserved for issuance. There are no outstanding bonds, debentures or other evidences of indebtedness of First Majestic having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of the First Majestic Shares on any matter. The First Majestic Shares to be issued pursuant to the Arrangement or upon the exercise from time to time of the Replacement Warrants in accordance with their respective terms, will, when issued and delivered be duly and validly issued by First Majestic on their respective dates of issue as fully paid and non-assessable shares and will not be issued in violation of the terms of any agreement or other understanding binding upon First Majestic at the time that such shares are issued and will be issued in compliance with the constating documents of First Majestic and all applicable Laws. As of the Effective Date, all of the Replacement Warrants will be outstanding as duly authorized and validly existing warrants to acquire First Majestic Shares, which will not be issued in violation of the terms of any agreement or other understanding binding upon First Majestic at the time at which they are issued and will be issued in compliance with the constating documents of First Majestic and all applicable Laws.

3.2.3                   Authority and No Violation.

(a)

First Majestic has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by First Majestic and the consummation by First Majestic of the transactions contemplated by this Agreement have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby other than the approval by its board of directors of other matters (if any) relating solely to the implementation of the Arrangement (and for greater certainty, the issuance of the First Majestic Shares pursuant to the Arrangement does not require the approval of any securityholders of First Majestic pursuant to applicable Laws or stock exchange policies, including the policies of the TSX or NYSE).

(b)

This Agreement has been duly executed and delivered by First Majestic and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity. All documents required to be executed by First Majestic in connection with the transactions contemplated herein will be duly executed and delivered by First Majestic and, when so executed and delivered, will constitute a legal, valid and binding obligation, enforceable against First Majestic in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)

The approval of this Agreement and the other documents required to be executed by First Majestic in connection with the transactions contemplated herein, the execution and delivery by First Majestic of this Agreement and such other documents, the performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

	(i)	conflict with, result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights or payment obligation under any provision of:

		(A)	its notice of articles or articles;

		(B)	any resolutions of its board of directors (or any committee thereof) or shareholders;

(C)

any applicable Laws subject to obtaining authorization for listing of the First Majestic Shares issuable in connection with the Arrangement and upon exercise of the Replacement Warrants on the TSX and the NYSE and obtaining the Antitrust Clearance; or

		(D)	any material contract, agreement, license, franchise or permit to which it is party or by which it is bound;

(ii)

give rise to any right of termination or acceleration of indebtedness of First Majestic, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available; or

(iii)

except as would not, individually or in the aggregate, have a Material Adverse Effect on First Majestic, result in the imposition of any Encumbrance upon any of its assets, or restrict, hinder, impair or limit its ability to carry on its business as and where it is now being carried on or as and where it may be carried on in the future.

(d)

No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or other Person is required to be obtained by First Majestic in connection with the execution and delivery of this Agreement or the consummation by First Majestic of the transactions contemplated hereby other than:

	(i)	obtaining authorization for listing of the First Majestic Shares issuable in connection with the Arrangement and upon exercise of the Replacement Warrants on the TSX and the NYSE;

(ii)	any approvals required by the Interim Order;

(iii)	the Final Order;

(iv)	the Antitrust Clearance; and

(v)

any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which are purely of an administrative nature and which could be completed or obtained without Material Adverse Effect on First Majestic immediately after the Effective Date or which, if not obtained, would not in the aggregate have a Material Adverse Effect on First Majestic.

3.2.4                   No Defaults. Except as disclosed in the First Majestic Information Record, neither First Majestic nor any First Majestic Subsidiary is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, license or franchise to which it is a party which would, if terminated due to such default, cause a Material Adverse Effect on First Majestic.

3.2.5                   Ownership of First Majestic Subsidiaries. Other than one share in the capital of each of Corporacion First Majestic S.A. de C.V., Minera El Pilon S.A. de C.V., Minera La Encantada S.A. de C.V. and Minera Real Bonanza S.A. de C.V. is held by Ramon Davila as nominee in trust for First Majestic and five shares of First Majestic Plata, S.A. de C.V. which are held by Keith Neumeyer as nominee in trust for First Majestic, First Majestic or one or more of the First Majestic Material Subsidiaries is the sole beneficial and registered owner of all of the outstanding shares in the capital of each of the First Majestic Material Subsidiaries with good and marketable title thereto, free and clear of all Encumbrances. No person has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares or any other securities of the First Majestic Material Subsidiaries or the purchase or other acquisition from the First Majestic Material Subsidiaries of any of their undertakings, business or assets.

3.2.6                   Reporting Issuer; Public Documents.

(a)

First Majestic is a reporting issuer in each of the provinces of Canada and is not in default of any of its filing obligations under applicable Securities Laws and the First Majestic Shares are listed and posted for trading on the TSX, the NYSE and the Frankfurt Stock Exchange.

(b)

No order ceasing, halting or suspending trading in securities of First Majestic or prohibiting the distribution of such securities has been issued to and is outstanding against First Majestic and no investigations or proceedings for such purposes are, to the knowledge of First Majestic, pending or threatened.

(c)

The documents contained in the First Majestic Information Record were, at their respective dates, true and correct in all material respects and did not omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)

First Majestic has publicly disclosed in the First Majestic Information Record all information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Majestic.

(e)

Except as qualified by the disclosure in the First Majestic Information Record, and except as otherwise disclosed in writing to Silvermex, First Majestic beneficially owns or leases the properties, business and assets or the interests in the properties, business or assets referred to in the First Majestic Information Record, no party is challenging or disputing First Majestic's title to any such properties, business or assets and all agreements by which First Majestic holds an interest in a property, business or assets are in good standing according to their terms and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated.

(f)

The financial statements of First Majestic, including the notes thereto, included in the First Majestic Information Record comply as to form and content in all material respects with applicable Laws with respect thereto, have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes) and present fairly the consolidated financial position of First Majestic at the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments).

3.2.7                   Absence of Certain Changes or Events. Except as disclosed in the First Majestic Information Record, since December 31, 2011 First Majestic has conducted its business only in the ordinary course of business there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Material Adverse Effect with respect to First Majestic.

3.2.8                   Legal Proceedings. Except as disclosed in the First Majestic Information Record, there are no material claims, actions, suits, complaints, investigations or proceedings (whether private, governmental or otherwise, and whether or not purportedly on behalf of First Majestic or any First Majestic Subsidiary) in progress, pending, or to the knowledge of First Majestic, threatened, against or affecting First Majestic or any First Majestic Subsidiary (including actions, suits, investigations or proceedings against any directors, officers or employees of First Majestic or any First Majestic Subsidiary which relate to the business, affairs, assets or operations of First Majestic), at law or in equity, or before or by any Tribunal which could reasonably be expected to have a Material Adverse Effect on First Majestic. First Majestic is not aware of any grounds on which any such action, suit, investigation or proceeding might be commenced with any reasonable likelihood of success.

3.2.9                   Compliance with Applicable Laws. First Majestic and each of the First Majestic Material Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws, in each jurisdiction in which its business is carried on, is not in material breach of any of such Laws and is duly licensed or registered in each jurisdiction in which it owns or leases its property and assets or carries on its business, so as to enable its business to be carried on as now conducted and its property and assets to be so owned or leased.

3.2.10                 No Breach of Material Agreements. Except as disclosed in the First Majestic Information Record, First Majestic and each of the First Majestic Material Subsidiaries has performed all of the material obligations required to be performed by it, and is entitled to all benefits under, and is not in default in respect of, any Material Agreement to which it is a party. Except as disclosed in the First Majestic Information Record, each of the Material Agreements is enforceable, is in full force and effect, unamended, and there exists no breach thereof or default or event of default or event, occurrence, condition or act with respect to First Majestic or any First Majestic Subsidiary or, to First Majestic’s knowledge, with respect to the other contracting party or otherwise that, with or without the giving of notice, the lapse of time or the happening of any other event or conditions, would (a) become a default or event of default under any Material Agreement, or (b) result in the loss or expiration of any right or option by First Majestic or any First Majestic Subsidiary (or the gain thereof by any third party) under any Material Agreement.

3.2.11                 Other Negotiations. None of First Majestic, any First Majestic Subsidiary or, to the knowledge of First Majestic, any of their respective directors, officers or shareholders (nor any investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of First Majestic or any First Majestic Subsidiary or at their respective direction) (a) has entered into any agreement that conflicts with any of the transactions contemplated by this Agreement, or (b) has entered into any agreement or had any discussions with any Person regarding any transaction involving First Majestic or any First Majestic Subsidiary which could reasonably be expected to result in any of First Majestic, any First Majestic Subsidiary or any of the officers, directors, employees, agents or shareholders of any of them being subject to any claim for liability to such Person as a result of entering into this Agreement or consummating the transactions contemplated hereby.

3.2.12                 Disclosure. As of the date hereof, the representations and warranties of First Majestic contained in this Agreement and in any agreement, certificate, affidavit, statutory declaration or other document delivered or given pursuant to this Agreement are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in such representations and warranties not misleading to Silvermex.

3.2.13                 No Ownership of Silvermex Shares, Silvermex Warrants or Other Securities: Neither First Majestic nor any of its affiliates own any Silvermex Shares, Silvermex Warrants or any other securities of Silvermex.

3.2.14                 Material Adverse Changes of Silvermex. Schedule 3.1.24 of the Silvermex Disclosure Letter sets out certain changes or events that First Majestic acknowledges and agrees shall not constitute a Material Adverse Change or Material Adverse Effect with respect to Silvermex.

3.3                     Non-Waiver. No investigations made by or on behalf of any of the Parties at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by any other party herein or pursuant hereto, unless disclosure of the fact at issue is expressly made in writing to the other party prior to the execution hereof and such disclosure contains no material untrue statement.

3.4                     Survival. For greater certainty, the representations and warranties of Silvermex and First Majestic contained herein shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with its terms and the Expiration Date.

ARTICLE 4
COVENANTS

4.1                     Retention of Goodwill. During the Pre-Effective Date Period, Silvermex will and will cause each of the Silvermex Subsidiaries to, subject to the fact that the Arrangement and related transactions are contemplated hereby, continue to carry on the Business in the ordinary course of business, working to preserve the attendant goodwill of Silvermex and the Silvermex Subsidiaries and to contribute to retention of that goodwill to and after the Effective Date, but subject to the following provisions of this Article 4. The following provisions of this Article 4 are intended to be in furtherance of this general commitment, subject to the fact that the Arrangement and related transactions are contemplated hereby.

4.2                     Covenants of Silvermex.

(a)

Silvermex covenants and agrees that, during the Pre-Effective Date Period, except with the consent of First Majestic to any deviation therefrom or with respect to any matter contemplated by this Agreement or the Plan of Arrangement, Silvermex will, and will cause each of the Silvermex Subsidiaries to:

(i)

carry on its respective business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and business shall be maintained;

	(ii)	pay all ordinary course liabilities as they come due consistent with past practice;

	(iii)	use best efforts to maintain and preserve each of its Mineral Rights in good standing and maintain, preserve and keep in good standing all of its rights under each of its Licenses;

	(iv)	not commence to undertake a substantial or unusual expansion of its business facilities or an expansion that is out of the ordinary course of business consistent with prior practice;

(v)

not split, combine or reclassify any of its outstanding shares, nor declare or pay any dividends on or make any other distributions (in either case, in stock or property) on or in respect of its outstanding shares;

	(vi)	not amend its articles or bylaws or other constating documents;

	(vii)	not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Silvermex or any of the Silvermex Subsidiaries;

(viii)

not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its authorized share structure or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for (A) the issuance of Silvermex Shares pursuant to the valid exercise of Silvermex Warrants or of fully vested Silvermex Options granted prior to the date hereof; (B) the issuance of Silvermex Options to newly hired employees; or (C) the issuance of Silvermex Shares as required by agreements in force and effect prior to the date hereof or pursuant to arrangements disclosed in Schedule 4.2 of the Silvermex Disclosure Letter;

(ix)	not amend, vary or modify the Silvermex Option Plans or any Silvermex Options except that Silvermex may accelerate the vesting of any unvested Silvermex Options;

(x)	not acquire or agree to acquire any of its outstanding shares or other securities;

(xi)

not reorganize, amalgamate or merge with any other person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing substantially all of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof;

(xii)	not guarantee the payment of indebtedness by a third party or incur indebtedness for money borrowed or issue or sell any Debt Instruments;

(xiii)

not enter into or modify any employment, severance, collective bargaining or other Employee Benefits, policies or arrangements with, or grant any bonuses, salary increases, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any officers, directors or employees of Silvermex or any of the Silvermex Subsidiaries;

(xiv)	not, except in the ordinary course of business:

(A)

satisfy or settle any claims or liabilities prior to the same being due, except such as have been reserved against in the 2011 Financial Statements, which are, individually or in the aggregate, material;

	(B)	grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material;

	(C)	enter into any long-term sale, forward sale, off take or royalty agreement with respect to any commodities extracted from its Mineral Rights; or

	(D)	enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(xv)	not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement;

(xvi)

not enter into any material contract, agreement, license, franchise, lease transaction, commitment or other right or obligation or amend, modify, relinquish, terminate or fail to renew in any material respect any Material Agreement;

(xvii)

not acquire or sell, pledge, encumber or otherwise dispose of any material property or assets or incur or commit to incur capital expenditures prior to the Effective Date, other than in the ordinary course of business, and not, in any event, exceeding $100,000 in the aggregate;

(xviii)	use commercially reasonable efforts to cause its current insurance (or re- insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse;

(xix)	not make any changes to existing accounting practices, except as required by applicable Law or required by GAAP; and

(xx)	promptly advise First Majestic orally and, if then requested, in writing, with the full particulars of any:

(A)

event occurring subsequent to the date of this Agreement that would render any representation or warranty of Silvermex contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the date of this Agreement), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

	(B)	Material Adverse Change in respect of Silvermex; and

	(C)	breach by Silvermex of any covenant or agreement contained in this Agreement.

(b)	Silvermex shall and shall cause each of the Silvermex Subsidiaries to:

	(i)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable;

	(ii)	not make or rescind any material express or deemed election relating to Taxes;

	(iii)	not make a request for a Tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

	(iv)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(v)

not amend any Tax Return or change any of its methods of reporting income or deductions or its method of accounting, in each case, for income Tax purposes, from those employed in the preparation of its income Tax Return for the tax year ended December 31, 2010, except as may be required by applicable Laws.

(c)

Silvermex shall perform all obligations required or desirable to be performed by Silvermex under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and without limiting the generality of the foregoing, Silvermex shall:

(i)

use all reasonable efforts to obtain, on or before the Effective Date, all Regulatory Approvals required by Governmental Entities for Silvermex or the Silvermex Subsidiaries and to obtain and assist First Majestic in obtaining all Antitrust Clearances. Without limiting the generality of the foregoing, Silvermex shall use commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received from any Governmental Entity in respect of an Antitrust Filing and shall coordinate and cooperate with First Majestic in exchanging information and supplying assistance that is reasonably requested by First Majestic in connection with any Antitrust Filing;

(ii)	use all reasonable efforts to obtain the approvals of Silvermex Securityholders to the Arrangement at the Silvermex Meeting, as provided for in Article 2 and in the Interim Order;

(iii)	apply for and use all reasonable efforts to obtain the Interim Order and the Final Order;

(iv)

carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Silvermex with respect to the transactions contemplated hereby and by the Arrangement;

(v)	defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(vi)

cooperate with First Majestic to effect such reorganizations of Silvermex’s business, operations and assets and the integration of other affiliated businesses of Silvermex as First Majestic may request, acting reasonably and cooperate with First Majestic and its advisors to determine the nature of such reorganizations that might be undertaken and the manner in which they most effectively could be undertaken;

(vii)

not to take any action or enter into any transaction, other than a transaction effected at the request of First Majestic pursuant to Section 4.2(c)(vi) hereof, that would have the effect of reducing or eliminating the amount of tax cost “bump” pursuant to paragraphs 87(11), 88(1)(c) and (d) of the ITA otherwise available to Silvermex or the Silvermex Subsidiaries or their successors in respect of the shares of the non- depreciable capital properties owned by Silvermex or the Silvermex Subsidiaries;

(viii)

use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to it which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby;

(ix)

on or before the Effective Date, effect all necessary registrations, filings, notices and submissions of information required by Governmental Entities from Silvermex or the Silvermex Subsidiaries relating to the transactions contemplated herein;

(x)

in connection with the Arrangement and other transactions contemplated herein, use its reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by Silvermex or the Silvermex Subsidiaries from other parties pursuant to the Material Agreements;

(xi)

use all reasonable efforts to cause Michael Callahan to enter into an agreement in a form satisfactory to First Majestic, to transfer the shares which he owns in each of the Silvermex Subsidiaries to such person as First Majestic may direct, effective as of the Effective Time, for a purchase price of $1.00;

(xii)

use all reasonable efforts to obtain, on or before the Effective Date, written resignations effective as at the Effective Time, from all directors, administrators and officers of Silvermex and each of the Silvermex Subsidiaries, such resignations to be subject to obtaining the mutual releases provided for in Section 4.8(d); and

(xiii)	use all reasonable efforts to satisfy all conditions precedent set forth in Section 5.1 and Section 5.2 of this Agreement.

4.3                     Covenants of First Majestic. First Majestic hereby covenants and agrees:

(a)

to perform all obligations required or desirable to be performed by it under this Agreement and to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, to:

(i)

use all reasonable efforts to obtain, on or before the Effective Date, all Regulatory Approvals, including any Antitrust Clearance, required by Governmental Entities for First Majestic or the First Majestic Material Subsidiaries and use its commercially reasonable efforts to prepare and file all Antitrust Filings within ten Business Days of the execution of this Agreement. First Majestic shall use commercially reasonable efforts to satisfy, as soon as reasonably possible, all requests for additional information and documentation requested by any Governmental Entity in respect of an Antitrust Filing and coordinate and cooperate with Silvermex in exchanging information, including providing Silvermex with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with a Governmental Entity in respect of an Antitrust Filing (except for notices and information which First Majestic considers confidential and competitively sensitive);

(ii)

use all reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to First Majestic which may adversely affect the ability of First Majestic to consummate the transactions contemplated hereby;

(iii)

on or before the Effective Date, effect all necessary registrations, filings and submissions of information required by Governmental Entities from First Majestic or the First Majestic Material Subsidiaries relating to the transactions contemplated herein;

(iv)	on or before the Effective Date reserve a sufficient number of First Majestic Shares for issuance upon the completion of the Arrangement and the exercise from time to time of Replacement Warrants; and

(v)	use all reasonable efforts to satisfy all conditions precedent set forth in Section 5.1 and Section 5.3 of this Agreement;

(b)

carry out the terms of the Interim Order and Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Laws may impose on First Majestic with respect to the transactions contemplated hereby and by the Arrangement;

(c)

in connection with the consummation of the transactions contemplated hereby and by the Arrangement, to use its reasonable efforts to obtain, before the Effective Date, all necessary waivers, consents and approvals required to be obtained by First Majestic or the First Majestic Material Subsidiaries from other parties to loan agreements, leases or other contracts; and

(d)

until the Effective Date or the earlier termination of this Agreement in accordance with Article 6, except (i) with the consent of Silvermex to any deviation therefrom which shall not be unreasonably withheld; or (ii) with respect to any matter contemplated by this Agreement or the Plan of Arrangement, First Majestic will:

(i)

not reorganize, amalgamate or merge First Majestic with any other Person, nor acquire by amalgamating, merging or consolidating with, purchasing a majority of the voting securities of or substantially all of the assets of or otherwise, any business or Person which acquisition would reasonably be expected to materially delay the transactions contemplated hereby;

	(ii)	promptly advise Silvermex orally and, if then requested, in writing:

(A)

of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of First Majestic contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect;

		(B)	of any Material Adverse Change in respect of First Majestic; and

(C)	of any material breach by First Majestic of any covenant or agreement contained in this Agreement.

4.4                     Covenants Regarding Non-Solicitation.

(a)	Subject to Section 4.5 , Silvermex shall not, directly or indirectly, through any officer, director, employee, representative or agent of Silvermex or any Silvermex Subsidiary:

(i)

solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

	(ii)	participate in any discussions or negotiations regarding any Acquisition Proposal;

(iii)

withdraw, modify or qualify or propose publicly to withdraw, modify or qualify in a manner adverse to First Majestic the approval of the Silvermex Board or any committee thereof of the transactions contemplated hereby;

(iv)

approve or recommend or propose publicly to approve or recommend any Acquisition Proposal or remain neutral with respect to an Acquisition Proposal which has been publicly announced (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal, or any material amendment thereto, until five Business Days following the public announcement of such Acquisition Proposal shall not be considered a violation of this section); or

	(v)	enter into any letter of intent, agreement in principle, agreement, arrangement or understanding related to any Acquisition Proposal (except as permitted by Section 4.4(d)).

Notwithstanding the preceding sentence of this Section 4.4(a) and any other provision of this Agreement, nothing shall prevent the Silvermex Board prior to the Silvermex Meeting from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information pursuant to Section 4.4(d), regarding an unsolicited bona fide written Acquisition Proposal that did not otherwise result from a breach of this Section 4.4 and that the Silvermex Board determines in good faith, after consultation with financial advisors and outside legal counsel, is reasonably likely to constitute a Superior Proposal. Silvermex shall not consider, negotiate, accept or recommend an Acquisition Proposal after the date of the Silvermex Meeting. Silvermex shall, and shall cause its officers, directors and employees and any financial advisors or other advisors, representatives or agents retained by it, to cease immediately upon execution of this Agreement all discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. To the extent it has not already done so, Silvermex shall deny access to all parties other than First Majestic and its advisors, employees and agents to any and all data rooms which may have been opened. Silvermex shall immediately request the return of all confidential non-public information provided to any third parties (other than First Majestic and its advisors, employees and agents) who have entered into a confidentiality agreement with Silvermex relating to a potential Acquisition Proposal, shall use all reasonable efforts to ensure that such requests are honoured and shall immediately advise First Majestic orally and in writing of any responses or action (actual or threatened) by any recipient of such request which could hinder, prevent, delay or otherwise adversely affect the completion of the Arrangement.

(b)

Silvermex shall not amend, modify, waive or fail to enforce on a timely basis any obligation under any confidentiality or standstill agreement or amend any such agreement or other conditions included in any agreement between Silvermex and a third party, except to allow such Person to confidentially propose to the Silvermex Board an unsolicited written Acquisition Proposal (that did not result from a breach of Section 4.4(a) by Silvermex or any of its representatives) that the Silvermex Board determines, after receipt of written advice from its legal and financial advisors, constitutes or is reasonably likely to constitute a Superior Proposal.

(c)

Silvermex shall promptly notify First Majestic, at first orally and then in writing, of any Acquisition Proposal and any enquiry that could lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to Silvermex in connection with an Acquisition Proposal or for access to the properties, books or records of Silvermex by any Person that informs Silvermex that it is considering making, or has made, a proposal that constitutes, or may reasonably be expected to lead to an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal, the identity of the Person making such proposal, enquiry or contact, a copy of any written form of Acquisition Proposal and provide such other details of the proposal, enquiry or contact as First Majestic may reasonably request. Silvermex shall:

(i)	keep First Majestic fully informed of the status including any change to the material terms of any such Acquisition Proposal or enquiry; and

(ii)

provide to First Majestic as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Silvermex from any Person in connection with any Acquisition Proposal or sent or provided by Silvermex to any Person in connection with any Acquisition Proposal.

(d)

If Silvermex receives a request for material non-public information from a Person who has made an unsolicited bona fide written Acquisition Proposal and Silvermex is permitted, as contemplated under the second sentence of Section 4.4(a) to negotiate the terms of such Acquisition Proposal, then, and only in such case, the Silvermex Board may, subject to the execution by such Person of a confidentiality agreement on terms substantially similar to the Confidentiality Agreement, provide such Person with access to information regarding Silvermex; provided, however, that Silvermex sends a copy of any such confidentiality agreement to First Majestic promptly upon its execution and concurrently provides First Majestic with a list of or copies of the information provided to such Person and access to similar information which was provided to such Person.

(e)

Prior to the earlier of the Effective Time and the termination of this Agreement, Silvermex shall not, except with the prior written consent of First Majestic, take any action to terminate, amend, extend the “Separation Time” under or waive the Shareholder Rights Plan, or the application of the Shareholder Rights Plan to, any Acquisition Proposal, or any Person making an Acquisition Proposal, not subject to the Shareholder Rights Plan (including redemption of any rights created under the Shareholder Rights Plan) unless the Acquisition Proposal constitutes a Superior Proposal and Silvermex has complied with the provisions of Section 4.4 and Section 4.5 and provided further that any such termination, amendment, extension, waiver or redemption cannot be effective until after the Silvermex Meeting. In the event that any Person requests any Governmental Entity to invalidate or cease trade the Shareholder Rights Plan, Silvermex shall oppose any such application unless the Silvermex Board determines, after consultation with outside legal counsel, that to do so is not consistent with its fiduciary duties.

(f)

Silvermex shall ensure that its officers, directors and employees and any financial advisors or other advisors, representatives or agents retained by it are aware of the provisions of this Section 4.4, and it shall be responsible for any breach of this Section 4.4 by any such Person.

4.5                     Notice by Silvermex of Superior Proposal Determination.

(a)	Notwithstanding Section 4.4 Silvermex may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal if, and only if:

	(i)	Silvermex shall have complied with all of its other obligations under Section 4.4;

	(ii)	such Acquisition Proposal constitutes a Superior Proposal;

	(iii)	the Silvermex Meeting has not occurred;

	(iv)	Silvermex has provided First Majestic with:

		(A)	a copy of the Superior Proposal document and all related documents;

(B)

written notice advising First Majestic of the determination of the Silvermex Board that the Acquisition Proposal is a Superior Proposal and that the Silvermex Board has resolved, subject only to compliance with this Section 4.5 and termination of this Agreement, to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal; and

(C)

written notice from the Silvermex Board regarding the value in financial terms that the Silvermex Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal;

(v)	five Business Days shall have elapsed from the date First Majestic received the documentation referred to in Section 4.5(a)(iv) (the “Match Period”); and

(vi)	Silvermex has previously or concurrently will have:

	(A)	paid to First Majestic the Termination Payment, if any, payable under Section 6.3; and

	(B)	terminated this Agreement pursuant to Section 6.2.

Any information provided by Silvermex to First Majestic pursuant to this Section 4.5 or pursuant to Section 4.4 shall be subject to the provisions of the Confidentiality Agreement.

(b)

During the Match Period Silvermex agrees that First Majestic shall have the right, but not the obligation, to offer to amend the terms of this Agreement and Silvermex shall co-operate with First Majestic with respect thereto, including negotiating in good faith with First Majestic during the Match Period. The Silvermex Board will review any offer by First Majestic to amend the terms of this Agreement in order to determine, in good faith and in the exercise of its fiduciary duties, whether First Majestic’s offer upon acceptance by Silvermex would result in such Superior Proposal ceasing to be a Superior Proposal. If the Silvermex Board so determines, it will enter into an amended agreement with First Majestic reflecting First Majestic’s amended proposal. If the Silvermex Board continues to believe, in good faith and after consultation with financial advisors and outside legal counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects First Majestic’s amended proposal, Silvermex may terminate this Agreement pursuant to Section 6.2(a)(iv); provided, however, that Silvermex must concurrently therewith pay to First Majestic the Termination Payment, if any, payable to First Majestic under Section 6.3 and must prior to or concurrently with such termination enter into a binding agreement, understanding or arrangement with respect to such Acquisition Proposal. Silvermex acknowledges and agrees that payment of the Termination Payment, if any, payable under Section 6.3 is a condition to valid termination of this Agreement under Section 6.2(a)(iv) and this Section 4.5.

(c)

The Silvermex Board shall promptly reaffirm its recommendation of the Arrangement by press release: (i) after any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; (ii) after the Silvermex Board determines that a proposed amendment to the provisions of this Agreement would result in the Acquisition Proposal not being a Superior Proposal; or (iii) as soon as practicable after receipt of any reasonable request from First Majestic to do so. First Majestic and its legal advisor shall be given a reasonable opportunity to review and comment on the form and content of any such press release and Silvermex shall incorporate all reasonable comments made by First Majestic and its counsel. Such press release shall state that the Silvermex Board has determined that such Acquisition Proposal is not a Superior Proposal.

(d)

If, less than six Business Days before the Silvermex Meeting, Silvermex has provided First Majestic with a notice under Section 4.5(a)(iv), an Acquisition Proposal has been publicly disclosed or announced and the Match Period has not elapsed, then, subject to applicable Laws, at First Majestic’s request, Silvermex will postpone or adjourn the Silvermex Meeting to a date acceptable to First Majestic and Silvermex, acting reasonably, which shall not be less than five Business Days and not more than 10 Business Days after the scheduled date of the Silvermex Meeting and shall, in the event that First Majestic and Silvermex amend the terms of this Agreement pursuant to this Section 4.5, ensure that the details of such amended Agreement are communicated to the Silvermex Securityholders at or prior to the resumption of the adjourned Silvermex Meeting.

(e)

Silvermex acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 4.5(a)(v) to initiate an additional five Business Day notice period.

4.6                     Access to Information. Subject to the terms of the Confidentiality Agreement and applicable Laws, upon reasonable notice, Silvermex shall afford First Majestic’s officers, employees, counsel, accountants and other authorized representatives and advisors (“Representatives”) access, during normal business hours in the Pre-Effective Date Period to such properties, books, contracts and records and other documents, information or data relating to Silvermex and the Silvermex Subsidiaries which First Majestic or its Representatives deem necessary or advisable to review in making an examination of Silvermex, the Silvermex Subsidiaries and the Business, as well as to its management personnel, and, during such period, Silvermex shall furnish promptly to First Majestic all information concerning Silvermex, the Silvermex Subsidiaries and their respective Business, properties and personnel as First Majestic or its Representatives may reasonably request. Subject to the terms of the Confidentiality Agreement and applicable Laws, upon reasonable notice, First Majestic shall afford Silvermex’s Representatives access, during normal business hours in the Pre-Effective Date Period to such of First Majestic’s management personnel as First Majestic may determine, acting reasonably, and, during such period, First Majestic shall furnish promptly to Silvermex all information respecting material changes in First Majestic’s business, properties and personnel as Silvermex may reasonably request. At the request of First Majestic, Silvermex will execute or cause to be executed such consents, authorizations and directions as may be necessary to enable First Majestic or its Representatives to obtain full access to all files and records relating to Silvermex, the Silvermex Subsidiaries or their respective assets maintained by any Governmental Entity.

4.7                     Covenant Regarding Representations and Warranties. Each of Silvermex and First Majestic covenants that it will use all reasonable efforts to ensure that the representations and warranties given by it and contained in Article 3 are true and correct on and as at the Effective Date (except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by the other Party) or if not true, do not have a Material Adverse Effect on such Party.

4.8                     Indemnification, Insurance and Mutual Releases.

(a)

First Majestic hereby covenants and agrees that, unless prohibited by applicable Laws, all rights to indemnification or exculpation in favour of the current and former directors and officers of Silvermex and any Silvermex Subsidiary provided in the current articles or by-laws (or the equivalent) of Silvermex or any Silvermex Subsidiary, or in any agreement to the extent disclosed in Schedule 4.8 to the Silvermex Disclosure Letter, and any directors’ and officers’ insurance now existing in favour of the directors or officers of Silvermex and any Silvermex Subsidiary shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider of at least equivalent standing to the current provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider of at least equivalent standing to the current provider) for a period of not less than six years from the Effective Date and First Majestic undertakes to ensure that this covenant shall remain binding upon its successor and assigns. First Majestic acknowledges that Silvermex may purchase run-off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date on terms acceptable to First Majestic acting reasonably.

(b)

Silvermex shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the Silvermex Subsidiaries for the purpose of this Section 4.8 and this Section 4.8 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against First Majestic by the Persons described in subsection (a) hereof.

(c)

First Majestic acknowledges and agrees that Silvermex may enter into indemnification agreements with each director and officer of Silvermex and each of the Silvermex Subsidiaries prior to the Effective Date, such agreements to be in a form acceptable to First Majestic, acting reasonably. First Majestic agrees that from and after the Effective Date it will cause Silvermex to honour all rights to indemnification or exculpation in such agreements in favour of present and former officers and directors of Silvermex and acknowledges that such rights will survive the Effective Date and will continue in full force and effect for a period of not less than six years from the Effective Date.

(d)

First Majestic and Silvermex shall use all reasonable efforts to enter into a mutual release on or before the Effective Date with each director and officer of Silvermex and each of the Silvermex Subsidiaries, such release to be effective as at the Effective Time and in a form acceptable to First Majestic, acting reasonably.

4.9                     Employment Arrangements. First Majestic acknowledges and agrees that completion of the Arrangement will be treated as triggering the Change of Control Payments and that immediately prior to the Effective Time, Silvermex shall make the Change of Control Payments in a lump sum (less applicable statutory deductions).

ARTICLE 5
CONDITIONS

5.1                     Mutual Conditions Precedent. The respective obligations of the Parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may only be waived by the mutual consent of First Majestic and Silvermex:

(a)

the Arrangement shall have been approved at the Silvermex Meeting by not less than two-thirds of the votes cast by the Silvermex Securityholders who are represented in person or by proxy thereat in the manner contemplated by Article 2;

(b)

the Arrangement shall have been approved at the Silvermex Meeting in accordance with any conditions in addition to those set out in Section 5.1(a) which may be imposed by the Business Corporations Act or the Interim Order;

(c)

the Interim Order and the Final Order shall each have been obtained in form and terms satisfactory to each of Silvermex and First Majestic, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either Party, acting reasonably, on appeal or otherwise;

(d)

there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding (other than an appeal made in connection with the Arrangement), of a judicial or administrative nature or otherwise, in progress or threatened that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof or would otherwise be inconsistent with the Regulatory Approvals which have been obtained;

(e)	this Agreement shall not have been terminated pursuant to Article 6;

(f)	Silvermex shall have received any required approval of the TSX to the transactions contemplated herein;

(g)

the First Majestic Shares issuable (i) pursuant to the Arrangement and (ii) upon exercise of the Replacement Warrants from time to time, shall have been authorized for listing on the TSX and the NYSE, subject to official notice of issuance;

(h)

the issuance of the First Majestic Shares and Replacement Warrants will be exempt from the registration requirements of the U.S. Securities Act and the issuance of the First Majestic Shares and Replacement Warrants and underlying securities will be exempt from the prospectus requirements of applicable Securities Laws in each of the Provinces of Canada in which holders of Silvermex securities are resident; and such First Majestic securities will not be subject to hold periods under the Securities Laws of Canada or the United States except as may be imposed by Rule 144 under the U.S. Securities Act with respect to affiliates or except as disclosed in the Silvermex Circular or except by reason of the existence of any controlling interest in First Majestic pursuant to the Securities Laws of any applicable jurisdiction;

(i)	all Antitrust Clearances shall have been obtained on terms and conditions satisfactory to each of First Majestic and Silvermex acting reasonably; and

(j)

all other consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit the consummation of the Arrangement and the other transactions contemplated herein, the failure of which to obtain or the non-expiry of which would constitute a criminal offense, or would have a Material Adverse Effect on First Majestic or Silvermex shall have been obtained or received on terms that will not have a Material Adverse Effect on First Majestic and/or Silvermex.

5.2                     Additional Conditions Precedent to the Obligations of First Majestic. The obligations of First Majestic to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of First Majestic and may be waived by First Majestic):

(a)

all covenants and agreements of Silvermex under this Agreement to be performed or observed on or before the Effective Date shall have been duly performed and observed by Silvermex in all material respects;

(b)

the representations and warranties of Silvermex contained in this Agreement shall be true and correct in all material respects (it being understood that, for the purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded) as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all material respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by First Majestic) and First Majestic shall have received a certificate of Silvermex addressed to First Majestic and dated the Effective Date, signed on behalf of Silvermex by two directors or senior executive officers of Silvermex, confirming the same as at the Effective Date;

(c)	between the date hereof and the Effective Date, there shall not have occurred, in the judgment of First Majestic, acting reasonably, a Material Adverse Change to Silvermex;

(d)	the Silvermex Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Silvermex, to permit the consummation of the Arrangement;

(e)	holders of more than 5% of the issued and outstanding Silvermex Shares shall not have exercised the Dissent Rights in respect of the Arrangement;

(f)	there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, in each case that has a reasonable likelihood of success:

(i)

seeking to restrain or prohibit the consummation of the Plan of Arrangement or any of the transactions contemplated by this Agreement or seeking to obtain from either of the Parties any damages that are material in relation to Silvermex;

(ii)

seeking to prohibit or materially limit the ownership or operation by First Majestic or any of the First Majestic Material Subsidiaries of any material portion of the business or assets of Silvermex or any Silvermex Subsidiary or to compel First Majestic or any of the First Majestic Material Subsidiaries to dispose of or hold separate any material portion of the business or assets of Silvermex or any Silvermex Subsidiary;

(iii)

seeking to impose limitations on the ability of First Majestic to acquire or hold, or exercise full rights of ownership of any Silvermex Shares, including the right to vote the Silvermex Shares on all matters properly presented to the shareholders of Silvermex;

(iv)

seeking to prohibit First Majestic or any of the First Majestic Material Subsidiaries from effectively controlling in any material respect the business or operations of Silvermex or any Silvermex Subsidiary; or

(v)	which otherwise is reasonably likely to have a Material Adverse Effect on Silvermex or First Majestic;

(g)

all consents, approvals, authorizations and waivers of any Persons (other than Governmental Entities) which are required, necessary or desirable for the completion of the Arrangement and other transactions contemplated hereby (including all consents, approvals, authorizations and waivers required under the Material Agreements) shall have been obtained or received on terms which are acceptable to First Majestic, acting reasonably;

(h)

each of the Lock-up Agreements shall be and remain in full force and effect, unamended, and each of the parties thereto (other than First Majestic) shall be, in all material respects, in full compliance with their respective obligations thereunder; and

(i)

Silvermex shall have provided to First Majestic, on or before the Effective Date, written resignations effective as of the Effective Time, from all directors and officers of Silvermex and the Silvermex Subsidiaries.

First Majestic may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by it with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by First Majestic in complying with its obligations hereunder.

5.3                     Additional Conditions Precedent to the Obligations of Silvermex. The obligations of Silvermex to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of Silvermex and may be waived by Silvermex):

(a)	all covenants of First Majestic under this Agreement to be performed on or before the Effective Date shall have been duly performed by First Majestic in all material respects;

(b)

all representations and warranties of First Majestic contained in this Agreement shall be true and correct in all material respects (it being understood that, for the purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded) as of the date of this Agreement and as of Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all material respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement) and Silvermex shall have received a certificate of First Majestic addressed to Silvermex and dated the Effective Date, signed on behalf of First Majestic by two senior executive officers of First Majestic confirming the same as at the Effective Date;

(c)	between the date hereof and the Effective Date, there shall not have occurred, in the judgment of Silvermex, acting reasonably, a Material Adverse Change to First Majestic; and

(d)

the board of directors of First Majestic shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by First Majestic to permit the consummation of the Arrangement and the issue of First Majestic Shares pursuant to the Arrangement and upon the exercise from time to time of the Replacement Warrants.

Silvermex may not rely on the failure to satisfy any of the above conditions precedent as a basis for noncompliance by Silvermex with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by Silvermex in complying with its obligations hereunder.

5.4                     Notice and Cure Provisions. Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect between the date hereof and the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereto prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party hereto contained in Section 5.1, 5.2 and 5.3, as the case may be.

Subject as herein provided, a Party may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Sections 5.1, 5.2 and 5.3 in favour of such Party, or exercise any termination right arising therefrom, if forthwith, and in any event prior to the Effective Date, such Party has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered and the Party receiving such notice is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party delivering such notice may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of ten Business Days from such notice. If such notice has been delivered prior to the date of the Silvermex Meeting, such meeting shall be postponed until the expiry of such period. If such notice has been delivered prior to the making of the application for the Final Order, such application shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such matter.

5.5                     Satisfaction of Conditions. The conditions precedent set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the approval of First Majestic and Silvermex, the Arrangement is completed.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1                     Amendment. This Agreement may, at any time and from time to time before or after the holding of the Silvermex Meeting but not later than the Effective Date, be amended by mutual written agreement of the Parties hereto provided, however, that any such change, waiver or modification does not invalidate any required approval of the Silvermex Securityholders to the Arrangement.

6.2                     Termination.

(a)	This Agreement may, at any time before or after the holding of the Silvermex Meeting but not later than the Effective Date:

	(i)	be terminated by the mutual agreement of Silvermex and First Majestic;

	(ii)	be terminated by either Silvermex or First Majestic, if:

(A)

there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if any Governmental Entity shall have issued any injunction, order, decree or ruling enjoining First Majestic or Silvermex from consummating the transactions contemplated by this Agreement and such injunction, order, decree or ruling shall become final and non-appealable;

(B)

subject to Section 5.4, the other Party is in default of a covenant or obligation hereunder, provided the Party seeking to terminate this Agreement is not then in breach of this Agreement so as to cause any condition in favour of both Parties or in favour of the other Party not to be satisfied; or

(C)

subject to Section 5.4, any representation or warranty of the other Party under this Agreement is untrue or incorrect and shall have become untrue or incorrect such that the condition contained in Section 5.2(b) or 5.3(b), as applicable, would be incapable of satisfaction, provided that the Party seeking to terminate this Agreement is not then in breach of this Agreement so as to cause any condition in favour of both Parties or in favour of the other Party not to be satisfied;

	(iii)	be terminated by First Majestic if:

(A)

Silvermex shall have failed to recommend or has withdrawn, qualified or modified or changed in a manner adverse to First Majestic its approval or recommendation of this Agreement or the Arrangement or shall have recommended or approved an Acquisition Proposal;

(B)

through no fault of First Majestic the Arrangement shall not have been submitted for the approval of the Silvermex Securityholders on or before the Meeting Deadline in the manner provided for in Article 2 and in the Interim Order; or

(C)

the Silvermex Board shall have failed to reaffirm its recommendation of the Arrangement and this Agreement as promptly as practicable after receipt of any reasonable request from First Majestic to do so and in any event within five Business Days after a public announcement of any Acquisition Proposal;

(iv)

be terminated by Silvermex in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 4.4 and Section 4.5 and the payment of the fee required to be paid pursuant to Section 6.3(a); or

(v)

be terminated by either Silvermex or First Majestic if the Arrangement shall not have been approved by the Silvermex Securityholders on or before the Meeting Deadline in the manner provided for in Article 2 and in the Interim Order.

(b)	Notwithstanding any other provision hereof, if the Effective Date does not occur on or prior to the Outside Date, then this Agreement shall terminate without further action by either Party.

(c)

If this Agreement is terminated in accordance with the foregoing provisions of this Section 6.2, no Party shall have any further liability to perform its obligations hereunder, except as provided for in Section 6.3, which shall survive the termination of this Agreement or as otherwise contemplated hereby, and provided that, subject to Section 6.5, neither the termination of this Agreement nor anything contained in this Section 6.2(c) shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

6.3                     Termination Payment.

(a)	If:

	(i)	Silvermex shall terminate this Agreement pursuant to Section 6.2(a)(iv) in order to enter into a definitive written agreement with respect to a Superior Proposal;

(ii)

First Majestic shall terminate this Agreement pursuant to Section 6.2(a)(ii)(B) where Silvermex is in default of a covenant or obligation hereunder so as to cause any condition in favour of First Majestic not to be satisfied, provided First Majestic is not in default of a covenant or obligation hereunder so as to cause any condition in favour of both Parties or in favour of Silvermex not to be satisfied;

	(iii)	First Majestic shall terminate this Agreement pursuant to Section 6.2(a)(iii)(A) or 6.2(a)(iii)(C);

(iv)

First Majestic shall terminate this Agreement pursuant to Section 6.2(a)(iii)(B) where Silvermex is in default of a covenant or obligation hereunder so as to cause the Arrangement not to have been submitted for the approval of the Silvermex Securityholders on or before the Meeting Deadline; or

(v)

either Silvermex or First Majestic shall terminate this Agreement pursuant to Section 6.2(a)(v) where (A) an Acquisition Proposal is publicly announced or made to the Silvermex Shareholders and is not publicly withdrawn prior to the Silvermex Meeting, (B) the Arrangement Resolution is not approved at the Silvermex Meeting and (C) an Acquisition Proposal is consummated within 12 months of such termination;

then in any such case Silvermex shall pay to First Majestic by wire transfer the Termination Payment in immediately available funds to an account designated by First Majestic. Such payment shall be due and payable:

(vi)	in the case of a termination specified in clause (i), prior to or concurrent with the termination of this Agreement;

(vii)	in the case of a termination specified in clauses (ii) through (iv), within five Business Days after written notice of termination by First Majestic; or

(viii)	in the case of a termination specified in clause (v), within five Business Days after consummation of an Acquisition Proposal,

(b)	For greater certainty, Silvermex shall not be obligated to make more than one payment pursuant to Section 6.3(a).

6.4                     Liquidated Damages. Silvermex acknowledges that the damages set forth in this Article 6 are a genuine pre-estimate of the damages First Majestic will suffer or incur as a result of the event giving rise to those damages and are not penalties. Silvermex irrevocably waives any right it may have to raise as a defence in any proceedings that any such damages are excessive, punitive or abusive.

6.5                     Remedies. Subject to Section 6.6, the Parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its representatives and any such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to the Parties.

6.6                     Effect of Termination Payment. For greater certainty, the Parties agree that the payment of the amount pursuant to Section 6.3 is the sole monetary remedy as a result of the occurrence of any of the events referred to in Section 6.3. Subject to the immediately preceding sentence, nothing in this Agreement shall preclude a Party from seeking damages in respect of losses incurred or suffered by such Party as a result of any breach of this Agreement by the other Party, seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise, or seeking specific performance of any of such covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
GENERAL

7.1                     Notices. All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by telecopy, in each case addressed to the particular party at:

(a)	If to First Majestic:

First Majestic Silver Corp. 1805 – 925 West Georgia St. Vancouver, British Columbia V6C 3E8

Attention: Keith Neumeyer Facsimile: (604) 639-8873

with a copy to:

McCullough O’Connor Irwin LLP 2610 – 1066 West Hastings Street Vancouver, British Columbia V6E 3X1

Attention: James D. Beeby Facsimile: (604) 687-7099

(b)	If to Silvermex:

Silvermex Resources Inc. 1210 - 885 West Georgia Street Vancouver, British Columbia V6C 3E8

Attention: Duane Nelson Facsimile: (604) 682-4009

with a copy to:

McMillan LLP
1500 -1055 West Georgia Street Vancouver, British Columbia V6E 4N7

Attention: Gary Floyd Facsimile: (604) 893-7610

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or telecopying thereof.

7.2                     Assignment. Neither Party hereto may assign its rights or obligations under this Agreement or the Arrangement.

7.3                     Binding Effect. This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors.

7.4                     Waiver and Modification. Each of the Parties may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for their respective benefit or waiver or consent to the modification of any of the obligations of the other Party hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting such waiver or consent.

7.5                     Further Assurances. Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts and things and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.6                     Expenses. Except as provided in Section 6.3 and the Plan of Arrangement, all out-of-pocket expenses of the Parties relating to the Arrangement and the transactions contemplated hereby, including all Third Party Expenses, shall be paid by the Party incurring such expenses.

7.7                     Governing Laws. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

7.8                     Counterparts. This Agreement may be executed in one or more counterparts and by facsimile or other electronic means, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first written above.

FIRST MAJESTIC SILVER CORP.

Per: “Raymond Polman”
Authorized Signatory

SILVERMEX RESOURCES INC.

Per: “Duane Nelson”

Exhibit A
To the Arrangement Agreement dated as of April 3, 2012
between First Majestic Silver Corp. and Silvermex Resources Inc.

Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) (as the Arrangement may be modified or amended), as more particularly described and set forth in the Information Circular (the “Circular”) of Silvermex Resources Inc. (“Silvermex”) dated <>, 2012, is hereby authorized, approved and adopted.

2.

The Plan of Arrangement (the “Plan of Arrangement”), the full text of which is set out as Exhibit B to the Arrangement Agreement between Silvermex and First Majestic Silver Corp. (the “Arrangement Agreement”) and all transactions contemplated thereby, is hereby approved and adopted.

3.

The Arrangement Agreement, the actions of the directors of Silvermex in approving the Arrangement Agreement and the actions of the directors and officers of Silvermex in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders, warrantholders and optionholders (the “Securityholders”) of Silvermex or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Silvermex are hereby authorized and empowered (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

5.

Any officer or director of Silvermex is hereby authorized and directed for and on behalf of Silvermex to execute or cause to be executed, under the seal of Silvermex or otherwise, and to deliver or cause to be delivered, all such documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such authorization to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Exhibit B
To the Arrangement Agreement dated as of April 3, 2012
between First Majestic Silver Corp. and Silvermex Resources Inc.

Plan of Arrangement

PLAN OF ARRANGEMENT UNDER THE PROVISIONS OF DIVISION 5 OF PART 9 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1                     Definitions. In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“2008 Plan” means Silvermex’s stock option plan dated May 20, 2008;

(b)	“2011 Plan” means Silvermex’s stock option plan dated July 26, 2011;

(c)

“Adjusted Exercise Price” means, with respect to each Silvermex Warrant that is exchanged for a Replacement Warrant pursuant to Section 2.3(b), the exercise price of such Silvermex Warrant prior to the Effective Time divided by the Exchange Ratio;

(d)

“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act, on the terms set forth in this Plan of Arrangement, subject to any amendment or supplement thereto in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order;

(e)	“Arrangement Agreement” means the arrangement agreement dated April 3, 2012 between First Majestic and Silvermex;

(f)

“Arrangement Resolution” means the special resolution approving the Arrangement, to be in substantially the form of Exhibit A to the Arrangement Agreement, to be considered, and if deemed advisable, passed with or without variation, by the Silvermex Securityholders voting together as a single class at the Silvermex Meeting;

(g)	“Business Corporations Act” means the Business Corporations Act (British Columbia), as amended;

(h)	“Court” means the British Columbia Supreme Court;

(i)	“Depositary” means Computershare Investor Services Inc., at such offices as will be set out in the Letter of Transmittal;

(j)	“Dissent Procedures” has the meaning set out in Section 3.1;

(k)	“Dissent Rights” has the meaning set out in Section 3.1;

(l)	“Dissenting Shareholder” means a holder of Silvermex Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures;

(m)	“Effective Date” means the date the Arrangement completes, as determined in accordance with Section 2.10 of the Arrangement Agreement;

(n)	“Effective Time” means the time when the transactions contemplated herein will be deemed to have been completed, which shall be 12:01 a.m. on the Effective Date;

(o)

“Election Notice” means a notice of election (the form of which shall be sent to Silvermex Warrantholders) that is conditional upon completion of the Arrangement and that is validly given by a Silvermex Warrantholder and pursuant to which a Silvermex Warrantholder may elect to receive a Replacement Warrant in lieu of the Warrant Consideration;

(p)

“Eligible Holder” means a beneficial holder of Silvermex Shares (including for greater certainty, Silvermex Shares issued pursuant to Section 2.3(c) or Section 2.3(d)) that is: (i) a resident of Canada for the purposes of the ITA and not exempt under Part I of the ITA; or (ii) a partnership, any member of which is resident in Canada for the purposes of the ITA (other than a partnership, all members of which are residents of Canada that are exempt from tax under Part I of the ITA);

(q)	“Exchange Ratio” means 0.0355;

(r)

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is abandoned or denied, as affirmed;

(s)	“First Majestic” means First Majestic Silver Corp, a company existing under the laws of British Columbia;

(t)	“First Majestic Shares” means the common shares in the authorized share structure of First Majestic;

(u)

“holder” means, when used with reference to any Silvermex Securities, the holder of such Silvermex Securities (in the case of Silvermex Shares, as shown from time to time on the register of shareholders maintained by or on behalf of Silvermex in respect of the Silvermex Shares);

(v)	“ITA” means the Income Tax Act (Canada);

(w)	“Letter of Transmittal” means the Letter of Transmittal for use by holders of Silvermex Shares;

(x)	“Meeting Date” means the date of the Silvermex Meeting;

(y)

“Option Consideration” means, in respect of Silvermex Options held by a Silvermex Optionholder, the number of Silvermex Shares obtained by dividing: (i) the amount, if any, by which (A) the product obtained by multiplying the number of Silvermex Shares underlying such Silvermex Options by the Silvermex Share Value; exceeds (B) the aggregate exercise price payable under such Silvermex Options; by (ii) the Silvermex Share Value;

(z)

“Plan of Arrangement” means this plan of arrangement and any amendment or variation thereto made in accordance with Article 5 hereto or the Arrangement Agreement or upon the direction of the Court in the Final Order;

(aa)

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

(bb)	“Regulation S” means Regulation S under the U.S. Securities Act;

(cc)	“Replacement Warrant” has the meaning ascribed thereto in Section 2.3(b);

(dd)	“Section 85 Election” has the meaning ascribed thereto in Section 2.4(c);

(ee)

“Share Consideration” means the consideration to be received by each Silvermex Shareholder (including, for greater certainty, a holder of Silvermex Shares issued pursuant to Section 2.3(c) or Section 2.3(d)) pursuant to this Plan of Arrangement in exchange for each Silvermex Share held by such Silvermex Shareholder, consisting of an indivisible mixture of such number of First Majestic Shares as is equal to the Exchange Ratio and $0.0001 in cash;

(ff)	“Silvermex” means Silvermex Resources Inc., a company existing under the laws of British Columbia;

(gg)	“Silvermex Meeting” means the special meeting of Silvermex Securityholders including any adjournment or adjournments thereof, to be called to consider the Arrangement;

(hh)	“Silvermex Option” means an option to purchase Silvermex Shares issued pursuant to a Silvermex Stock Option Plan;

(ii)	“Silvermex Optionholder” means a holder of Silvermex Options;

(jj)	“Silvermex Securityholders” means, together, the Silvermex Shareholders, Silvermex Optionholders and Silvermex Warrantholders;

(kk)	“Silvermex Share” means a common share in the authorized share structure of Silvermex;

(ll)	“Silvermex Shareholder” means a holder of Silvermex Shares;

(mm)	“Silvermex Share Value” means $0.60;

(nn)	“Silvermex Stock Option Plans” means, together, the 2008 Plan and the 2011 Plan;

(oo)	“Silvermex Warrant” means a common share purchase warrant of Silvermex;

(pp)	“Silvermex Warrantholder” means a holder of Silvermex Warrants;

(qq)	“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of February 23, 2010 between Silvermex and Computershare Investor Services Inc., as rights agent;

(rr)	“TSX” means the Toronto Stock Exchange;

(ss)	“U.S.” means the United States as that term is defined in Regulation S;

(tt)	“U.S. Person” means a U.S. Person as that term is defined in Regulation S, as amended;

(uu)	“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended; and

(vv)

“Warrant Consideration” means, in respect of Silvermex Warrants held by a Silvermex Warrantholder, the number of Silvermex Shares (rounded down to the nearest whole Silvermex Share) obtained by dividing: (i) the amount, if any, by which (A) the product obtained by multiplying the number of Silvermex Shares underlying such Silvermex Warrants by the Silvermex Share Value; exceeds (B) the aggregate exercise price payable under such Silvermex Warrants; by (ii) the Silvermex Share Value.

1.2                     Interpretation Not Affected by Headings, etc. The division of this Plan of Arrangement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Plan of Arrangement to a “Section” followed by a number and/or a letter refer to the specified section of this Plan of Arrangement. Unless otherwise indicated, the terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and “hereby” and similar expressions refer to this Plan of Arrangement as amended or supplemented from time to time pursuant to the applicable provisions hereof, and not to any particular section or other portion hereof.

1.3                     Currency. All sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.4                     Number, etc. Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5                     Construction. In this Plan of Arrangement unless otherwise indicated:

(a)

the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)

a reference to a statute means that statute, as amended and in effect as of the date of this Plan of Arrangement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof;

(c)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning; and

(d)	time is of the essence.

ARTICLE 2
ARRANGEMENT

2.1                     Arrangement Agreement. This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2                     Binding Effect. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on:

(a)	Silvermex;

(b)	the Silvermex Securityholders; and

(c)	First Majestic.

2.3                     Arrangement. Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	the Shareholder Rights Plan shall be cancelled and shall have no further force or effect and each of the rights thereunder shall be deemed to be cancelled for no consideration;

(b)

five minutes after the steps contemplated in Section 2.3(a), each outstanding Silvermex Warrant held by a Silvermex Warrantholder who has delivered an Election Notice prior to the date which is at least two business days before the Effective Date will be exchanged by the holder thereof, without any further act or formality and free and clear of all liens, claims and encumbrances, for a warrant (a “Replacement Warrant”) to purchase a number of First Majestic Shares equal to the product of the Exchange Ratio multiplied by the number of Silvermex Shares issuable on exercise of such Silvermex Warrant for an exercise price per First Majestic Share equal to the Adjusted Exercise Price rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a Replacement Warrant being exercisable for a fraction of a First Majestic Share, then the number of First Majestic Shares subject to such Replacement Warrant shall be rounded down to the next whole number of First Majestic Shares), and such Silvermex Warrants shall thereupon be cancelled. The term of expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Warrants shall be the same as the terms and conditions of the Silvermex Warrant for which they are exchanged and any certificate previously evidencing the Silvermex Warrant shall thereafter evidence and be deemed to evidence such Replacement Warrant. The Replacement Warrants will not be exercisable by or on behalf of a U.S. Person unless an exemption from registration under the U.S. Securities Act and applicable state securities law is available;

(c)

five minutes after the steps contemplated in Section 2.3(b), notwithstanding any exercise provisions to which a Silvermex Warrant might otherwise be subject (whether by contract, the conditions of a grant, or applicable law):

(i)

the outstanding Silvermex Warrants held by a Silvermex Warrantholder who has not delivered an Election Notice at least two business days prior to the Effective Date will, without any further action by or on behalf of such Silvermex Warrantholder, be deemed to be exercised for the Warrant Consideration, if any, and the Silvermex Shares issuable in connection therewith will be deemed to be issued to such Silvermex Warrantholder as fully paid and non-assessable common shares in the authorized share structure of Silvermex provided that no share certificates shall be issued with respect to such shares; and

(ii)

with respect to each Silvermex Warrant, the holder thereof will cease to be the holder of such Silvermex Warrant, will cease to have any rights as a holder in respect of such Silvermex Warrant, such holder’s name will be removed from the register of Silvermex Warrants, and all agreements, grants and other similar instruments relating thereto will be cancelled;

(d)

concurrent with the steps contemplated in Section 2.3(c), notwithstanding any vesting or exercise provisions to which a Silvermex Option might otherwise be subject (whether by contract, the conditions of grant, applicable law or the terms of the Silvermex Stock Option Plans):

(i)

the outstanding Silvermex Options will, without any further action by or on behalf of any holder of such Silvermex Options, be deemed to be fully vested and exercised in exchange for the Option Consideration, if any, and the Silvermex Shares issuable in connection therewith will be deemed to be issued to such Silvermex Optionholder as fully paid and non-assessable common shares in the authorized share structure of Silvermex provided that no share certificates shall be issued with respect to such shares;

(ii)

with respect to each Silvermex Option, the holder thereof will cease to be the holder of such Silvermex Option, will cease to have any rights as a holder in respect of such Silvermex Option, such holder will be removed from the register of Silvermex Options, and all option agreements, grants and similar instruments relating thereto will be cancelled; and

(iii)	the Silvermex Stock Option Plans shall be terminated;

(e)

five minutes after the steps contemplated in Section 2.3(d), each Silvermex Share held by a Dissenting Shareholder in respect of which the Silvermex Shareholder has validly exercised his, her or its Dissent Rights shall be directly transferred and assigned by such Dissenting Shareholder to First Majestic (free and clear of any liens, charges and encumbrances of any nature whatsoever) in accordance with, and for the consideration set forth in, Section 3.1;

(f)

five minutes after the steps contemplated in Section 2.3(e), each Silvermex Share (other than any Silvermex Share held by any Dissenting Shareholder but including, for greater certainty, any Silvermex Shares issued pursuant to Section 2.3(c) or Section 2.3(d)) shall be deemed to be transferred to First Majestic (free and clear of any liens, charges and encumbrances of any nature whatsoever) in exchange for the Share Consideration; and

(g)	with respect to each Silvermex Share transferred and assigned in accordance with Section 2.3(e) or Section 2.3(f):

(i)

the registered holder thereof shall cease to be the registered holder of such Silvermex Share and the name of such registered holder shall be removed from the register of Silvermex Shareholders as of the Effective Time;

(ii)

the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Silvermex Share; and

(iii)	First Majestic will be the holder of all of the outstanding Silvermex Shares and the register of Silvermex Shareholders shall be revised accordingly.

2.4                     Post-Effective Time Procedures.

(a)

Following receipt of the Final Order and prior to the Effective Date, First Majestic shall deliver or arrange to be delivered to the Depositary the Share Consideration, including certificates representing the First Majestic Shares required to be issued to the Silvermex Shareholders in accordance with Section 2.3 hereof, which certificates shall be held by the Depositary as agent and nominee for such former Silvermex Shareholders for distribution to such former Silvermex Shareholders in accordance with the provisions of Article 4 hereof.

(b)

Subject to the provisions of Article 4 hereof, and upon return of a properly completed Letter of Transmittal by a registered former Silvermex Shareholder together with certificates, if any, which, immediately prior to the Effective Date, represented Silvermex Shares and such other documents as the Depositary may require, former Silvermex Shareholders shall be entitled to receive delivery of the certificates representing the First Majestic Shares and cheques representing the cash to which they are entitled pursuant to Section 2.3(f). Notwithstanding the foregoing, holders of Silvermex Options and Silvermex Warrants who received Silvermex Shares pursuant to Section 2.3(c) or Section 2.3(d) shall not receive certificates representing such Silvermex Shares and, accordingly, shall not be required to deliver any such certificates pursuant to this Section 2.4(b);

(c)

An Eligible Holder whose Silvermex Shares are exchanged for the Share Consideration pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the ITA (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing the necessary information in accordance with the procedures set out in the tax instruction letter on or before the date 90 days after the Effective Date. Neither Silvermex, First Majestic nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, First Majestic or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)

Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, First Majestic will promptly deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with First Majestic in order to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s Silvermex Shares to First Majestic.

2.5                     Entitlement to Cash Consideration. In any case where the aggregate cash consideration payable to a particular Silvermex Shareholder under this Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded down to the nearest whole cent.

2.6                     No Fractional First Majestic Shares. In no event shall any holder of Silvermex Shares be entitled to a fractional First Majestic Share. Where the aggregate number of First Majestic Shares to be issued to a former Silvermex Shareholder as consideration under this Arrangement would result in a fraction of a First Majestic Share being issuable, the number of First Majestic Shares to be received by such Silvermex Shareholder shall be rounded down to the nearest whole First Majestic Share.

2.7                     Adjustments to the Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into First Majestic Shares, other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to First Majestic Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time.

ARTICLE 3
RIGHTS OF DISSENT

3.1                     Rights of Dissent.

(a)

Registered holders of Silvermex Shares may exercise rights of dissent (“Dissent Rights”) with respect to such shares pursuant to and in the manner set forth in Section 237 to 247 of the Business Corporations Act and this Section 3.1 (the “Dissent Procedures”) in connection with the Arrangement; provided that, notwithstanding subsection 242(a) of the Business Corporations Act, the written objection to the Arrangement Resolution referred to in subsection 242(a) of the Business Corporations Act must be received by Silvermex not later than 5:00 p.m. (Vancouver time) on the business day that is two business days before the Meeting Date or any date to which the Silvermex Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(i)

are ultimately entitled to be paid fair value for their Silvermex Shares shall be deemed to have transferred such Silvermex Shares to First Majestic as of the Effective Time without any further act or formality and free and clear of all liens, claims and encumbrances, in consideration for the payment by First Majestic of the fair value thereof, in cash; or

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Silvermex Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Silvermex Shares and shall receive Share Consideration on the basis determined in accordance with Section 2.3(f);

but in no case shall First Majestic, Silvermex or any other Person be required to recognize such Persons as holders of Silvermex Shares after the Effective Time, and the names of such Persons shall be deleted from the registers of holders of Silvermex Shares at the Effective Time.

(b)	In addition to any other restrictions set forth in the Business Corporations Act, none of the following shall be entitled to exercise Dissent Rights:

	(i)	Silvermex Optionholders;

	(ii)	Silvermex Warrantholders; and

	(iii)	Silvermex Shareholders who vote in favour of the Arrangement Resolution.

ARTICLE 4
EXCHANGE OF CERTIFICATES AND DELIVERY OF CASH

4.1                     Delivery of First Majestic Shares and Cash.

(a)

Upon surrender to the Depository for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Silvermex Shares that were exchanged for the Share Consideration in accordance with Section 2.3(f) hereof together with such other documents and instruments as would have been required to effect the transfer of the Silvermex Shares formerly represented by such certificate under the Business Corporations Act and the articles of Silvermex and such additional documents and instruments as the Depository may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depository shall deliver to such holder following the Effective Time, a certificate representing the First Majestic Shares and a cheque representing the cash that such holder is entitled to receive in accordance with Section 2.3(f) hereof. Notwithstanding the foregoing, holders of Silvermex Options and Silvermex Warrants who received Silvermex Shares pursuant to Section 2.3(c) or Section 2.3(d) shall not receive certificates representing such Silvermex Shares and, accordingly, shall not be required to deliver any such certificates.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 4.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Silvermex Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Share Consideration that the holder of such certificate is entitled to receive in accordance with Section 2.3(f) hereof.

4.2                     Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made after the Effective Time with respect to First Majestic Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Silvermex Shares that were exchanged pursuant to Section 2.3 unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to applicable law, at the time of such surrender of any such certificate (or in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Silvermex Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole First Majestic Share and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole First Majestic Share.

4.3                     Lost Certificates. In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Silvermex Shares that were exchanged pursuant to Section 2.3(f) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more First Majestic Shares (and any dividends or distributions with respect thereto) deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing First Majestic Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to First Majestic and its transfer agent in such sum as First Majestic may direct or otherwise indemnify First Majestic in a manner satisfactory to First Majestic against any claim that may be made against First Majestic with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4                     Extinction of Rights. Any certificate which immediately prior to the Effective Time represented outstanding Silvermex Shares that were exchanged pursuant to Section 2.3(f) and not deposited, with all other instruments required by Section 4.1 on or prior to the third anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of First Majestic. On such date, the First Majestic Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to First Majestic together with all entitlements to dividends, distributions and interest thereon held for such former registered holder. None of First Majestic, Silvermex or the Depositary shall be liable to any person in respect of any First Majestic Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.5                     Withholding and Sale Rights. Each of First Majestic and the Depositary shall be entitled to deduct and withhold from (i) any First Majestic Shares or other consideration otherwise issuable or payable pursuant to this Plan of Arrangement to any holder of Silvermex Shares, or (ii) any dividend or consideration otherwise payable to any holder of Silvermex Shares or First Majestic Shares such amounts as First Majestic or the Depositary, respectively, is required to deduct and withhold with respect to such issuance or payment, as the case may be, under the ITA, the U.S. Internal Revenue Code or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that the amount so required to be deducted or withheld from the First Majestic Shares, dividends or consideration otherwise issuable or payable to a holder exceeds the cash portion of the consideration otherwise payable to such holder, each of First Majestic and the Depositary is hereby authorized to sell or otherwise dispose of, at such times and at such prices as it determines, in its sole discretion, such portion of the First Majestic Shares otherwise issuable or payable to such holder as is necessary to provide sufficient funds to First Majestic or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale or disposition (after deducting applicable sale commissions and any other reasonable expenses relating thereto) in lieu of the First Majestic Shares or other consideration so sold or disposed of. To the extent that amounts are so withheld or First Majestic Shares or other consideration are so sold or disposed of, such withheld amounts, or shares or other consideration so sold or disposed of, shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction, withholding, sale or disposition was made, provided that such withheld amounts, or the net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. Neither of First Majestic or the Depositary shall be obligated to seek or obtain a minimum price for any of the First Majestic Shares or other consideration sold or disposed of by it hereunder, nor shall any of them be liable for any loss arising out of any such sale or disposition.

4.6                     Paramountcy. From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all Silvermex Shares, Silvermex Options and Silvermex Warrants issued prior to the Effective Time; and

(b)	the rights and obligations of the holders of Silvermex Shares, Silvermex Options and Silvermex Warrants shall be solely as provided in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

5.1                     First Majestic and Silvermex reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be: (i) set out in writing, (ii) agreed to in writing by First Majestic and Silvermex, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to holders of Silvermex Securities if and as required by the Court.

5.2                     Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Silvermex at any time prior to the Meeting (provided that First Majestic shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

5.3                     Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to in writing by each of Silvermex and First Majestic, and (ii) if required by the Court, it is consented to by holders of the Silvermex Securities voting in the manner directed by the Court.

5.4                     Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by First Majestic, provided that it concerns a matter which, in the reasonable opinion of First Majestic, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Silvermex Securities.

ARTICLE 6
FURTHER ASSURANCES

6.1                     Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

Exhibit C
To the Arrangement Agreement dated as of April 3, 2012
between First Majestic Silver Corp. and Silvermex Resources Inc.

Antitrust Filings

Notice under the Mexican Antitrust Act (Ley Federal de Competencia Economica)